# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
crwdunit, Inc.

***Legal status of issuer***

***Form***
C Corporation

***Jurisdiction of Incorporation/Organization***
Delaware

***Date of organization***
July 29, 2022

***Physical address of issuer***
10815 Ranch Rd 2222, Building 3B, Suite 100-527
Austin, TX 78730

***Website of issuer***
https://crowdpointtech.com/

***Name of intermediary through which the offering will be conducted***
Mundial Financial Group, LLC

***CIK number of intermediary***

***SEC file number of intermediary***
8-68154

***CRD number, if applicable, of intermediary***
149531

***Name of qualified third party "Escrow Agent" which the Offering will utilize***
Enterprise Bank & Trust

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of one and a quarter percent (1.25%) of the amount raised in the offering.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
The Intermediary will not receive other direct or indirect compensation at the conclusion of the Offering.

***Type of security offered***
Rights to receive a number of future issued crwdunit digital cryptocurrency tokens ("Rights")

***Target number of Tokens to be offered***
250,000,000

***Price (or method for determining price)***
$0.01

***Target offering amount***
$250,000.00

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

***Maximum offering amount (if different from target offering amount)***
$5,000,000

***Deadline to reach the target offering amount***
December 31, 2022

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Tokens will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Perks***

The Company will offer the first 500 investors in the offering (subject to the $5,000,000 limit) the right to receive additional crwdunits, equal to 500% of the number of crwdunits correlated with their respective investment amount. For example, if a purchaser invests $5,000 and is one of the first 500 purchasers (subject to the $5,000,000 limit), then that purchaser would be entitled to the rights to receive 500,000 crwdunits, plus a bonus of 2,500,000 (500%) for a total of 3,000,000 crwdunits. If a purchaser invests $10,000 and is part of the first 500 purchasers (subject to the $5,000,000 limit), then that purchaser would receive the rights to receive the 1,000,000 crwdunits, plus a bonus of 5,000,000 for a total of 6,000,000 crwdunits.

***Current number of employees***
0

| | July 29, 2022 (Inception) through August 10, 2022 |
|---|---|
| **Total Assets** | $0 |
| **Cash & Cash Equivalents** | $0 |
| **Accounts Receivable** | $0 |
| **Short-term Debt** | $0 |
| **Long-term Debt** | $0 |
| **Revenues/Sales** | $0 |
| **Cost of Goods Sold** | $0 |
| **Taxes Paid** | $0 |
| **Net Income** | $0 |

***The jurisdictions in which the issuer intends to offer the Tokens:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT

COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sean Brehm
(Signature)

Sean Brehm
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sean Brehm
(Signature)

Sean Brehm
(Name)

Chief Executive Officer
(Title)

September 27, 2022
(Date)

/s/ Nadab Akhtar
(Signature)

Nadab Akhtar
(Name)

Chief Finance Officer
(Title)

September 27, 2022
(Date)

***Instructions.***

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

**EXHIBIT A**
**OFFERING MEMORANDUM PART II OF OFFERING STATEMENT**
**(EXHIBIT A TO FORM C)**

EXHIBITS ........ 8
SUMMARY ........ 14
The Business ........ 14
The Offering ........ 14
RISK FACTORS ........ 16
BUSINESS ........ 27
Description of the Business ........ 27
Problem ........ 28
The Company's Products and/or Services ........ 30
Market Opportunity ........ 31
Competition ........ 35
Intellectual Property ........ 42
Governmental/Regulatory Approval and Compliance ........ 42
Litigation ........ 42
USE OF PROCEEDS ........ 42
DIRECTORS, OFFICERS, AND MANAGERS ........ 43
*Employees* ........ 47
CAPITALIZATION AND OWNERSHIP ........ 47
Capitalization ........ 47
Ownership ........ 48
Operations ........ 49
Liquidity and Capital Resources ........ 49
Capital Expenditures and Other Obligations ........ 49
Material Changes and Other Information ........ 49
Trends and Uncertainties ........ 49
THE OFFERING AND THE SECURITIES ........ 51
The Offering ........ 51
The Tokens ........ 52
Voting and Control ........ 53
Restrictions on Transfer ........ 53
TAX MATTERS ........ 54
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST ........ 54

EXHIBIT B........................................................................................................56
EXHIBIT C........................................................................................................59
EXHIBIT E........................................................................................................75
EXHIBIT F........................................................................................................1
*Video Transcript*........................................................................................................1

**SEPTEMBER 20, 2022**

# CRWDUNIT, INC.

## Up to $5,000,000 of
## Rights to Receive Future Tokens

crwdunit, Inc., a Delaware corporation (the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $5,000,000 in rights to receive a number of future issued crwdunit digital cryptocurrency tokens (the "**Tokens**") under the terms of the Token Purchase Agreement (each, a "**Purchase Agreement**"). The minimum target offering amount is $250,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $5,000,000 (the "**Maximum Offering Amount**") from investors in the offering of Tokens described in this Form C (this **"Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by December 31, 2022 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Tokens will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Tokens of the Company are set forth below in the section entitled "*The Offering and the Tokens—The Tokens*". In order to purchase Tokens, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Tokens at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an investor and may cancel or rescind the Company's offer to sell the Tokens at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Tokens have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Tokens offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Tokens are offered under an exemption from registration; however, the SEC has not made an independent determination that these Tokens are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties**

**that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**
Following the first sale of the Tokens, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://crowdpointtech.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Tokens issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://crwdunit.com/

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Tokens only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Tokens. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company’s management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Tokens.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective investor is urged to read this Form C and the Exhibits hereto in their entirety.

crwdunit, Inc., is a Delaware corporation incorporated on July 29, 2022.

The Company's business address is 10815 Ranch Rd 2222, Building 3B, Suite 100-527, Austin, TX 78730.

The Company's website is https://crowdpointtech.com.

The Company is headquartered in Texas but conducts business throughout the United States through its website.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page at https://crowdpointtech.com and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Target Offering** | $250,000 |
| **Total Tokens Outstanding if Target Offering Amount met** | 25,000,000* |
| **Maximum amount of Tokens being offered** | $5,000,000 |
| **Total Tokens Outstanding if Maximum Offering Amount met** | 500,000,000 |
| **Purchase price per Security** | $0.01 per Token |
| **Minimum Individual Purchase Amount** | $1,000+ |
| **Offering deadline** | December 31, 2022 |
| **Use of proceeds** | See the description of the use of proceeds on page 42 hereof. |
| **Voting Rights** | See the description of the voting rights on page 533. |

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating investors in such programs without notice.

The Offering is being made through the Intermediary’s portal. At the conclusion of the Offering, the issuer will pay a fee of 1.25% of the amount raised in the Offering to the Intermediary.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $1,000 | $12.50 | $987.50 |
| **Aggregate Target Offering Amount** | $250,000 | $3,125 | $246,875 |
| **Aggregate Maximum Offering Amount** | $5,000,000 | $62,500 | $4,937,500 |

(1) This excludes fees to Company’s advisors, such as attorneys and accountants.
(2) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating investors in such programs without notice.

# RISK FACTORS

***The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.***

## Risks Related to Company's Business and Industry

***To date, we have generated minimal revenue, do not foresee generating enough revenue in the near future to finance operations and therefore rely on external financing.*** We are a startup Company and our business model currently focuses on development and build-out of the CrowdPoint Platform rather than generating significant revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, development and roll out of the Company) that, if the planned amount is raised in the Offering, it will be sufficient to satisfy our contemplated cash requirements to license and launch the CrowdPoint Platform in the last quarter of 2022, assuming that we do not accelerate the development of Company related opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and the Company in general.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of building and scaling our main net on the Vogon blockchain;
- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network;
- Lack of demand for and market acceptance of our products and technologies.

If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our commercialization activities. Under these circumstances, if Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

***We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*** On July 29, 2022, crwdunit, Inc. (the "Company" or "crwdunit") was formed as a Delaware corporation for the purpose of licensing and operating the CrowdPoint Platform technology. The Company will operate the CrowdPoint Platform. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, use of blockchain technology and the continued development of advertising, promotions, and a corresponding purchaser base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company, in particular as a company utilizing blockchain technology and a token model.

***Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*** The loss of any member of the board of directors or executive officers could harm Company's business, financial condition, cash flow and results of operations.

***The amount of capital Company is attempting to raise in the Offering is not enough to sustain Company's current business plan.*** Company is raising money in the Offering in order to license and launch the CrowdPoint Platform using blockchain technology and the Vogon protocol and sell its Tokens. In order to achieve Company's near and long-term goals, Company will need to be successful in selling its Tokens. If we are not able to sell sufficient Tokens, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, Company does not have any key man life insurance policies on any such people.*** Company has not purchased any insurance policies with respect to its executive board members in the event of their death or disability. Therefore, should a board member die or become disabled, Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect Company and its operations.

***We have not prepared any audited financial statements.*** Therefore, you have no audited financial information regarding Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in Company.

***We face risks relating to competition for the discretionary investment spending of customers, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.*** Our business is subject to risks relating to increasing competition for the discretionary investment spending of consumers. We compete with all other sources of investments. The increasing number of choices available to purchasers could negatively impact demand for our products and services. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*** Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

## Risks Related to the Tokens and to the Offering

***Risk of Unfavorable Tax Treatment in One or More Jurisdictions.*** The U.S. Internal Revenue Service and other similar regulatory bodies have not yet issued definitive guidance on the tax treatment for securities similar to the Tokens. Purchasers should consult their own tax advisors for guidance on tax treatment of the Tokens.

***Risk of Failure of the Offering.*** Company has sole discretion to accept or reject subscriptions and may terminate the Offering prior to the closing. If Company determines that the amount that Company raises is not sufficient to pursue the intended uses of the proceeds of the Offering, Company may decide to return the investments received (to the extent funds remain available for return) and abandon the Offering. Alternatively, Company may determine to close the Offering although less than the expected amount is raised. Raising less than the expected amount may require Company to delay or scale down some of Company's plans until further financing becomes available, and Company's projected results of operations and financial condition may be less likely to meet Company's original expectations than had Company raised the maximum amount sought in the Offering. Additionally, it is possible that, due to any number of reasons, including an unfavorable fluctuation in the value of Vogon, development issues with the CrowdPoint Platform (as defined in the White Paper), the failure of business relationships or competing intellectual property claims, the Company may no longer be viable as a business or otherwise and may dissolve or fail to launch.

***Restriction on Transfer of the Tokens.*** As long as this Sale of Tokens is considered a sales of securities, there are substantial restrictions on the transferability of the Tokens. A Purchaser may not assign or transfer its Tokens (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its Right without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Tokens are being offered in reliance upon exemptions from registration in the

United States under the Securities Act. Accordingly, the Tokens may only be transferred within the United States or to "U.S. person" (as defined in Regulation S promulgated under the Securities Act) pursuant to either an effective registration statement registering the Tokens or pursuant to an exemption under the Securities Act; the Tokens may be subject to transfer restrictions under the securities laws of other jurisdictions; the Tokens may be subject to holding period requirements; and there is no public market for the Tokens.

***Availability of Information.*** No governmental agency has reviewed or passed upon the Offering, Company or the Tokens. Purchasers of the Tokens, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, purchasers may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

***Lack of Control.*** Purchasers of the Tokens will not have a vote or influence on Company's management. Substantially all decisions with respect to the management of Company will be made exclusively by Company's officers, managers and employees. Purchasers will have no right to vote on issues of, or otherwise participate in, Company management. Accordingly, no person should purchase Tokens unless he/she/it is willing to entrust all aspects of Company management to Company's management. See the White Paper for more information about management.

***Company Discretion on Use of Proceeds.*** Company has ultimate discretion to use the proceeds of the Offering as it sees fit and has chosen not to set forth any specific uses for purchasers to evaluate. The net proceeds from the Offering will be used for such purposes as Company's management deems to be in Company's best interests in order to address changed circumstances or opportunities. As a result of the foregoing, Company's success will be substantially dependent upon Company's discretion and judgment with respect to application and allocation of the net proceeds of the Offering. Company may choose to use the proceeds in a manner with which purchasers do not agree and purchasers will have no recourse. A use of proceeds that does not further Company's business and goals could harm Company and its operations and ultimately cause a Purchaser of the Tokens to lose all or a portion of his/her/its investment.

***High Degree of Risk.*** Investing in the Tokens involves a high degree of risk. The Tokens are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Tokens are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which purchasers can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Tokens requires high-risk tolerance, low liquidity concerns and long-term commitment. The Tokens are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Tokens.

***No Guarantee of Return on Investment.*** There is no assurance that the Company will be successful in generating income and fees in the form of future tokens or otherwise and if the holders of the Tokens will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Memorandum and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the Purchase Agreement and purchase a Right.

***Unanticipated Risks.*** Agreements for the sale of future cryptographic tokens are a new and untested area. In addition to the risks discussed, there are risks that Company cannot anticipate. Further risks may materialize as unanticipated combinations or variations of the discussed risks or the emergence of new risks.

## Risks Related to the Tokens and to the Token Sale

***CrowdPoint and crwdunit may not successfully develop, market and launch the CrowdPoint Platform and Purchasers may not receive Tokens.***

The CrowdPoint Platform has not yet been developed by CrowdPoint and will require significant capital funding, expertise of CrowdPoint's management, time and effort in order to develop and successfully launch the CrowdPoint Platform. CrowdPoint may have to make changes to the specifications of the CrowdPoint Platform or Tokens for any number of legitimate reasons or the Company may be unable to develop the CrowdPoint Platform in a way that realizes those specifications or any form of a functioning network. It is possible that the Tokens and the CrowdPoint Platform may not ever be released and there may never be an operational Token or that the Network Launch will not occur.

The CrowdPoint Platform, if successfully developed and maintained, may not meet users expectations. Furthermore, despite good faith efforts to develop and launch the CrowdPoint Platform and subsequently to develop and maintain the CrowdPoint Platform, it is still possible that the CrowdPoint Platform will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the CrowdPoint Platform and Tokens.

The Company will use the proceeds of this Offering to license the CrowdPoint Platform technology from CrowdPoint, who will then make significant investments to develop, launch and scale a viable platform and subsequently to build a fulsome network upon which users can realize utility and value. CrowdPoint may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the CrowdPoint Platform and progress it to a successful Network Launch. While both CrowdPoint and crwdunit have sought to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the CrowdPoint Platform. If the Company is not successful in its efforts to demonstrate to users the utility and value of the CrowdPoint Platform, there may not be sufficient demand for the Tokens for the Company to proceed with the Network Launch. As a result, or if the Network Launch does not occur, Purchasers may lose all of their investment. "Network Launch" means the release of software that allows buyers and sellers to transact on the platform using the technologies and market incentives described above in Company Overview.

***Risks Associated with Blockchain Technology and the Vogon Protocol.*** The CrowdPoint Platform and the Tokens are based upon blockchain technology and the Vogon protocol. As such, any malfunction, unintended function, unexpected functioning of or attack of blockchain technology and/or the Vogon protocol may cause the CrowdPoint Platform to malfunction or function in an unexpected or unintended manner. Vogon, the native unit of account of the Vogon protocol, may itself lose value in ways similar to the Tokens, and in other ways. More information about the Vogon protocol is available **.**in the White Paper (Exhibit A) to assist Purchasers in understanding this new technology.

The growth of the blockchain industry in general, as well as the blockchain networks with which the CrowdPoint Platform will interact and rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

• Worldwide growth in the adoption and use of Bitcoin, and other blockchain technologies;

• Government and quasi-government regulation of Bitcoin, and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

• The maintenance and development of the open-source software protocol of the Bitcoin networks;

• Changes in consumer demographics and public tastes and preferences;

• The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;

• General economic conditions and the regulatory environment relating to cryptocurrencies; or

• A decline in the popularity or acceptance of Bitcoin or other blockchain-based tokens would adversely affect our results of operations.

The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the CrowdPoint Platform and the Tokens.

***The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility.***

The prices of blockchain assets such as Bitcoin have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Tokens may also be highly volatile. Several factors may influence the market price of the Tokens, including, but not limited to:

• Global blockchain asset supply;

• Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

• Purchasers’ expectations with respect to the rate of inflation;

• Changes in the software, software requirements or hardware requirements underlying the CrowdPoint Platform;

• Changes in the rights, obligations, incentives, or rewards for the various participants in the CrowdPoint Platform;

• Interest rates;

• Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

• Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the Tokens

may be traded and liquidity on such exchanges;

• Interruptions in service from or failures of major blockchain asset exchanges on which the Tokens may be traded;

• Investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in the CrowdPoint Platform or Tokens or other blockchain assets;

• Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

• Regulatory measures, if any, that affect the use of blockchain assets such as the Tokens;

• The maintenance and development of the open-source software protocol of the CrowdPoint Platform;

• Global or regional political, economic or financial events and situations; or

• Expectations among CrowdPoint Platform or other blockchain assets participants that the value of the Tokens or other blockchain assets will soon change.

A decrease in the price of a single blockchain assets may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin may affect the industry as a whole and may also cause the price of the Tokens and other blockchain assets to fluctuate.

***Risks Associated with Buyer Credentials.*** Any person that gains access to or learns of a Purchaser's login credentials or private keys may be able to dispose of the Purchaser's Account and the Purchaser's Tokens. To minimize this risk, Purchasers should guard against unauthorized access to their electronic devices.

***The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such as CrowdPoint Platform and the Tokens is uncertain, and new regulations or policies may materially adversely affect the development of the CrowdPoint Platform and the utility of the Tokens.***

Regulation of tokens (including the Company) and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in Singapore, South Korea, Hong Kong, the European Union, China, Gibraltar, Switzerland and the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the CrowdPoint Platform and the adoption and utility of the Tokens. Failure by the Company or certain users of the CrowdPoint Platform to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. Recently, South Carolina brought an enforcement action against a token issuer for violations of state

securities laws.

The Department of the Treasury, the Securities Exchange Commission ("SEC"), and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. The Commissioner of the SEC has informally stated that he believes the sale of tokens constitutes the sale of securities in almost all cases and the SEC has begun making enforcement actions against many of these issuers. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the CrowdPoint Platform and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the CrowdPoint Platform. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the CrowdPoint Platform and the adoption and utility of the Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the value of the distributions that may be made by the CrowdPoint Platform, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

***Risk of Alternative Platforms.*** Following the Offering of the Tokens and the development of the initial version of the CrowdPoint Platform, it is possible that alternative applications could be established, which use the same open source code and protocol underlying the CrowdPoint Platform. Such competitors may have greater resources or experience and could potentially negatively impact the CrowdPoint Platform, including its value and the value of Tokens.

***The Purchasers will have no control and the Company may only have limited control once the Network Launch occurs.*** The CrowdPoint Platform is comprised of open-source technologies that depend on a network of computers to run certain software programs to process transactions. Because of this decentralized model, the Company has no control over CrowdPoint and limited control the CrowdPoint Platform once launched. In addition, the Purchasers are not and will not be entitled, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything be construed to confer on the Purchasers any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

***There may be occasions when certain individuals involved in the development and launch of the***

***CrowdPoint Platform may encounter potential conflicts of interest in connection with the Network Launch, such that said party may avoid a loss, or even realize a gain, when other purchasers are suffering losses.*** There may be occasions when certain individuals involved in the development and launch of the CrowdPoint Platform may encounter potential conflicts of interest in connection with this Offering and the Network Launch, such that said party may avoid a loss, or even realize a gain, when other Purchasers in the are suffering losses. Purchasers in Purchase Agreements may also have conflicting investment, tax, and other interests with respect to Purchase Agreement investments, which may arise from the terms of the Purchase Agreement, the CrowdPoint's code, the CrowdPoint Platform, the timing of the Network Launch or other token pre-sales, or other factors. Decisions made by the key employees of crwdunit and CrowdPoint on such matters may be more beneficial for some Purchasers than for others.

***Risk of Insufficient Interest in the CrowdPoint Platform.*** It is possible that there will be limited public interest in the creation and development of the CrowdPoint Platform and the Tokens. Such a lack of interest could negatively impact the Tokens and the Tokens.

***Risk that the CrowdPoint Platform, as Developed, Will Not Meet the Expectations of Purchasers*** The CrowdPoint Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the CrowdPoint Platform or Tokens (including token behavior) held by a Purchaser, may not be met upon release, for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the CrowdPoint Platform.

***Risk of Theft and Hacking.*** The CrowdPoint Platform structural foundation, the open-source protocol, the software application and other interfaces or applications built upon the CrowdPoint Platform are still in an early development stage and are unproven, and there can be no assurances that the CrowdPoint Platform and the creating, transfer or storage of the Tokens will be uninterrupted or fully secure which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the CrowdPoint Platform. Further, the CrowdPoint Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the CrowdPoint Platform which may result in the loss or theft of Tokens. For example, if CrowdPoint and the CrowdPoint Platform are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), this may materially and adversely affect the CrowdPoint Platform. In any such event, if the Network Launch does not occur or if the CrowdPoint Platform is not widely adopted, Purchasers may lose all of their investment.

***Risk of Adverse Tax Consequences.*** Significant aspects of the tax treatment of digital tokens have not yet been addressed, both for U.S. federal income tax purposes and under the tax laws of non-U.S. jurisdictions, and jurisdictions could impose onerous tax burdens on the purchasers and holders of digital tokens. Such onerous tax burdens could subject purchasers and holders of Tokens to adverse tax consequences and could decrease demand for and impede, limit or end the development of the CrowdPoint Platform. Participants in the Offering and the Token Sale are urged to consult their tax advisers regarding the substantial uncertainty regarding the tax consequences involved with the Token Sale and with the use, sale, or possession of digital tokens such as Tokens.

***Risk of Security Weaknesses in the CrowdPoint Platform Application Core Infrastructure Software.*** The CrowdPoint Platform will partly consist of open source software that is based on open source software. There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security

incidents involving certain types of personal data. Security compromises could harm the CrowdPoint's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the CrowdPoint Platform.

***Risk of Weaknesses or Exploitable Breakthroughs in the Field of Cryptography.*** Advances in cryptography, or technical advances such as the development of quantum computers, could present risks to the CrowdPoint Platform, the Tokens and the Tokens, such as theft or loss.

***Risk of Lack of Adoption or Use of the CrowdPoint Platform.*** While the CrowdPoint Platform and Tokens should not be viewed as an investment, each may have value over time. That value may be limited if the CrowdPoint Platform lacks use and adoption. If this becomes the case, there may be few or no markets following the launch of the application, potentially having an adverse impact on the CrowdPoint Platform.

***Risk of an Illiquid Token Exchange for Tokens.*** The Company cannot guarantee that a secondary token exchange for the Tokens will develop.

***Risk of Uninsured Losses.*** Unlike bank accounts or accounts at some other financial institutions, funds held using the CrowdPoint Platform or Vogon network are generally uninsured. In the event of any loss, there is no public insurer, such as the Federal Deposit Insurance Corporation, or private insurer, to offer recourse to Purchasers.

***Risk of Dissolution of CrowdPoint.*** It is possible that, due to any number of reasons, including an unfavorable fluctuation in the value of crwdunit or Vogon, development issues with the CrowdPoint Platform, the failure of business relationships, or competing intellectual property claims, CrowdPoint may no longer be viable as a business or otherwise and may dissolve or fail to launch.

***Unanticipated Risks.*** Cryptographic tokens are a new and untested technology. In addition to the risks discussed, there are risks that the CrowdPoint team cannot anticipate. Further risks may materialize as unanticipated combinations or variations of the discussed risks or the emergence of new risks.

***Additional Information***

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Tokens described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Tokens described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR**

**CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

## BUSINESS

### Description of the Business

On July 29, 2022, crwdunit, Inc. (the "Company" or "crwdunit") was formed as a Delaware corporation. The Company is the exclusive license holder and operating company that will operate the CrowdPoint Platform, which was developed by CrowdPoint Technologies, Inc. on the Vogon protocol. crwdunit, Inc. is a wholly owned subsidiary of CrowdPoint Technologies, Inc., which created crwdunit, Inc. in order to build upon its distributed and decentralized approach to blockchain ecosystems. That is to say, crwdunit, Inc. is a distinct entity from its parent so stakeholders have clear visibility of crwdunits (described further below) throughout the entire CrowdPoint Platform.

crwdunit, together with CrowdPoint is advancing the evolution of free markets by developing an ecosystem on the blockchain. CrowdPoint and crwdunit are building a blockchain ecosystem that is being designed to enable participants to extract value from use of the platform (the "Platform"). CrowdPoint aims to create open, honest, and stable markets where consumers and merchants alike benefit from value creation without exploiting people's data. By fusing open finance with decentralized finance, crwdunit and CrowdPoint will power a simple, regulated fintech platform for the emerging Web3 economy. The Platform is a complete commercial and capital markets ecosystem based on asset-backed tokens issued on a blockchain. The ecosystem includes payment gateways for ecommerce providers and banking services for participants. The tokens will be backed by assets and/or their respective fiat currency counterparts to ensure value stability and predictably as a main driver for adoption in a wide range of industries. Market participants can benefit from blockchain technology and smart contracts, while enjoying all of the familiar banking abilities like: payments, savings, investments, and more. The low-cost structure of blockchain-based transactions will dramatically reduce the cost of ownership compared to traditional banking, while the decentralized nature of the blockchain allows individuals and other market participants to be in charge of their own assets - instead of having to entrust their assets to third parties. The crwdunit utility token (crwdunit) is used to drive the economies within the CrowdPoint blockchain ecosystem as outlined in the White Paper ("White Paper"). CrowdPoint provides technology infrastructure and support for treasury services to crwdunit. crwdunit purchases coupons or rebates on the services from CrowdPoint in fiat currency. In return, crwdunit provides the payments, redemption, and settlement services to CrowdPoint by providing crwdunits to the entire ecosystem in which users can pay for platform services using the namesake utility token.

crwdunit, as the exclusive licensee and operator of the CrowdPoint Platform and technology, is seeking funding and strategic partnerships to license the Platform and help CrowdPoint complete the buildout of the technology and infrastructure. crwdunit and CrowdPoint have obtained strong initial interest in our platform from our potential customers, and the managing team that is leading this project has the experience to succeed.


CrowdPoint Technologies, Inc.
Parent Company
Financial instrument issued for treasury services
Cash payments redeemed for settlement services
Platform Services Redemption
crw dunit Payments Data Feed
crwdunits, Inc.
Wholly-owned subsidiary
crwdunits as a market-oriented service
crwd Ecosystem
e.g. crwdid, crwdmarket, crwdcapital, crwdfinance, crwdsystems, and other third-party partner goods and services
The services which shall be covered by the schedule:
1. Currency and coin services;
2. Check clearing and collection services;
3. Wire transfer services;
4. Automated clearinghouse services;
5. Settlement services;
6. Securities safekeeping services;
7. Reserve float; and
8. Any new services which the CrowdPoint system offers, including but not limited to payment services to effectuate the electronic transfer of funds.

## Problem

The information age made it easier for people to connect with friends and things they care about through the internet. The dot-com era spawned entire new industries overnight and created troves of new data from how people consumed products and interacted with each other. In this mad dash, the average person suffered as consumerism and corporate greed took over. What was supposedly a free market became monopolized by a few giant corporations that crushed innovation and promoted surveillance capitalism.

**Society has a data-sharing problem**. Human history has never been so interconnected with overwhelming amounts of data to inform decisions at every turning point.

- People need a better way to organize and connect
- Top-down control is no longer an effective solution
- Society is forming market networks to meet challenges

The average person needs equal access to intelligence. However, to garner this, the question must first be answered: what is intelligence?

*Exhibit 1*

**DATA** (statistics on a subject) + **VALUE** (measure of economic activity)
= **INFORMATION** (representation of event sequence)

**INFORMATION x DISTRIBUTION** (network to share information)
= **INTELLIGENCE** (derived beneficial knowledge)

*Source: CrowdPoint Technologies.*

From the preceding, it is clear that everything possesses intrinsic value. By encapsulating data and value into one transaction and sharing real-time intelligence, the CrowdPoint Platform aims to lower the friction of economic alignment of interest across communities of interest.

**Solution**

Unlike other technology platforms operating today, the CrowdPoint Platform helps users who want to unlock value by fixing how people share data, building a better market, and empowering the community.

To meet the stated goals, CrowdPoint developed the crwd_™ product family as the consumer-facing vehicle on top of its proprietary, next-generation decentralized cryptographic cloud platform — Vogon™.[1][2] This platform allows for better intelligence sharing, a delivery channel for Vogon-powered services, and incentive mechanisms to drive user growth.

**The crwd_ Product Family**

- crwdid – Returning value to users
- crwdmarket – Buy and sell everywhere
- crwdcapital – Identity Banking
- crwdfinance – Build your future
- crwdworld – Create your world
- crwdsystems – Powering the digital realm

*Source: CrowdPoint Technologies.*

*Introducing the World's First Distributed and Decentralized Cryptographic Cloud Platform*

Vogon is a fully integrated, end-to-end solution for the market, purpose-built to fix how people, technology, and data interconnect. This new architecture has boundless scale, fault-tolerance, and enterprise-grade database speeds to power truly secure computing.

- Microservices architecture allows the installation of apps directly onto a block like a container
- Deterministic concurrency runs three blocks at the same time for blazing-fast speeds
- Group mitosis splits transactions and speeds up the system to achieve an infinite scale
- GraalVM multi-language support opens the platform to a massive 35.9 million developers
- BLS 12-381 cryptography and chain key signatures provide a secure, trustful environment
- Relational tables inside blocks permit API calls and eliminate the need for middleware

*Fintech Marketplaces Bring Consumers Closer to the Transaction to Improve User Experience*

Using CrowdPoint, marketplaces can eliminate intermediaries and integrate fintech directly into their platforms for a more user-friendly experience.

---

[1] crwd_ is a trademark of CrowdPoint Technologies, Inc.
[2] Vogon is a trademark of CrowdPoint Technologies, Inc.

- Inclusive payments capture demand by reducing friction
- Access to capital unlocks latent supply in the market
- Real-time intelligence expands the buyer-seller relationship
- Integrated systems subsidize product/market by bundling
- Regulated, open markets eliminate misaligned incentives

*Tokenizing Markets Aligns Incentives and Drives Participation*

CrowdPoint's platform constantly reduces risk, optimizes performance, and predicts market dynamics from cross-sector activity by tokenizing transactions. Tokenized markets permit the measure of individual activity against a benchmark to ensure performance and lift in group segments or industry coalitions across economic sectors.

**Platform Revenues**

$0 to date.

**The Company's Products and/or Services**

crwdunits are the primary internal crypto-settlement tool of the CrowdPoint Platform and will be used to pay transaction fees within the ecosystem.

- crwdunits will be a hybrid utility token and digital asset designed to function as a transaction processor for API calls and financial settlements.
- crwdunits will be commodity-backed (i.e., silver) tokens that have instant settlement time, custodianship in a U.S. chartered bank, and circulation via a Commodities & Futures Trade Commission (CFTC)-registered central counterparty clearinghouse.
- crwdunits have additional security through silver stream agreements purchased from reputable silver mines that will collateralize the utility token.
- crwdunits will be modeled as forward claims or swap contracts correlated with the aforementioned silver stream agreements. CrowdPoint's management believes that crwdunits will therefore be subject to CFTC regulation as a utility token.

Investors will purchase crwdunits backed by a specific weight of silver and will be entitled to coupons, future services, or cash flows. Investors will experience accretive benefits as more users adopt Vogon/CrowdPoint driven by speculation of the growth potential of crwdunits (additional detail below).

A crwdunit is essentially a utility token that has the characteristics of a derivative contract via which investors can hedge their risk yet still enjoy speculative benefits. crwdunit holders will exchange the risk-mitigated stored value of each token (i.e., from the hedge position of a tokenized silver stream agreement) for upside when crwdunits are traded for good and services. Since there is a finite total supply of crwdunits, and, by extension, a limited floating supply, crwdunits holders will garner accretion as more transactions take place on Vogon.

Furthermore, crwdunits will trade on multiple exchanges worldwide, so holders will be entitled to benefits from secondary trading of crwdunits.

**Customers**

crwdunit, inc. does not have any customers to date.

## Market Opportunity

*Liquidity & Blockchain*

In the past, successful companies aimed to go public, as doing so would garner monetization events for shareholders, capital for growth, and prestige for the brand.

As illustrated in Exhibit 3, the number of public companies in the United States has declined over the past 20 years. Fewer companies are going public due mainly to the myriad of challenges of being a public company. These challenges include market pressures (e.g., short-term thinking by investors impacts share price, stronger correlation to geopolitical events vs. private companies, et al.), regulatory constraints, diversified ownership, reporting costs, and more.

McKinsey & Company states, "the number of public-company listings in the United States peaked in the mid-1990s, at nearly 6,000, but that number has fallen by about half over the past 20 years. The number of initial public offerings (IPOs) has also decreased sharply in this period. McKinsey's examination of close to 10,000 public-company listings and IPOs in the United States over the past two decades reveals that the drop- off in the number of listed public companies is primarily the result of changing dynamics in several key sectors: banking, industrials, and technology."[3]

*Exhibit 3*


The number of listed public companies in the United States has declined over the past 20 years, but activity has remained stable since 2010.
US public companies
6,000
4,000
2,000
0
27%
2000
2005
2010
2015
2020
Activity in US public companies
Entrants
Exits
4,000
2,000
0
2001–05
2006–10
2011–15
2016–20

*Source: S&P Global; Corporate Performance Analytics by McKinsey.*

Now companies stay private longer than in the past, while pensions and mega-funds infuse a record amount of capital in public markets. This convergence of capital and public markets portends an opportunity for private companies that utilize blockchain technology to transform themselves digitally. Such companies can garner significant operational benefits and access open, honest, stable markets enabled by blockchain technology.

Concerning the preceding, crypto companies — whether through security tokens or coins — have already blurred the lines between public and private markets. Crypto companies are liquid companies with virtually no barriers to participation for unaccredited investors.

[3] (Vartika Gupta, Tim Koller, and Peter Stumpner | McKinsey & Company 2021)

*Private Markets and the Evolution of a DAO*

The original use of the Decentralized Autonomous Organization (DAO) on other blockchains allowed investors to send money from anywhere in the world anonymously.[4] As part of this process, the DAO would provide those owners tokens and voting rights; the projects varied and were not an efficient use of securitizing assets.

Current DAO models offer liquidity through offerings such as staking (i.e., pledging assets to collateralize a DAO), bonding (the DAO sells discounted tokens to holders who receive fees over the bond period), and selling (exiting the DAO). The most common approach to DAO liquidity is staking.

CrowdPoint's approach to DAOs is organizing private company activity in sub-industries according to the Global Industry Classification Standard (GICS®)[5] (more detail to follow in this paper). By classifying economic activity and tracking it with crwdunits and other digital assets, "DAOs" within CrowdPoint can effectively become next-generation exchange-traded funds (ETF) or exchange-traded notes (ETN). crwdunits collateralize these next-generation DAOs in crwdworld. This method would securitize the underlying industry focus by staking and bonding the value of crwdunits based on silver. Now the "DAO" becomes a new kind of index that tracks the underlying sub-industry.

*Benefits Realized by Investors from Regulated Digital Securities*

Many investors, including institutional and retail, have unprecedented cash-on-hand levels but are limited in deploying such funds. In the current climate, investors lose if they: 1) hold onto cash (inflationary risk), 2) invest it in public markets (recession risks), or 3) invest in cryptocurrency (volatility risk, as exacerbated by the collapse of Terra and Luna). Where can investors pragmatically expect to find any yield? A logical answer is to invest in private companies focused on innovation, specifically digital assets issued by private companies and traded on blockchain-enabled exchanges with liquidity.

Large institutional investors (e.g., pension funds) will soon have no choice but to embrace new asset classes as debt float shrinks along with developed-market demographics. If such funds start seeing declining levels of inflation-adjusted yield, these conditions will inevitably force investors to seek other allocations for their capital.

Similarly, more family offices are considering investments in digital assets. According to a recent Goldman Sachs survey of 150 family offices, "some family offices are considering cryptocurrencies to position for higher inflation, prolonged low rates, and other macroeconomic developments following a year of unprecedented global monetary and fiscal stimulus… Of the approximately two-thirds of family offices actively thinking about an increase in inflation, digital assets emerged as one portfolio solution." The survey results indicate that 42% of respondents are investing in digital assets, and 37% are investing in precious metals (see the chart below).[6]

---

[4] (Reiff 2022)
[5] GICS is a registered trademark of S&P Global, Inc.
[6] (Goldman Sachs 2021)

*Exhibit 4*



Positioning for an Increase in Inflation
Some respondents across regions noted in the "Other" field that they are increasing geographic diversification of their investments to position for potential currency debasement, while some in the Americas cited investing in art and other real assets.
% of Respondents (Global)*
42
37
33
32
Investing in digital assets
Investing in precious metals
Executing currency hedges
Other

*Source: Goldman Sachs.*

*CrowdPoint's Blockchain-enabled Solutions for Investors*

Indeed, investors can draw the logical conclusion that digital assets' potential yield looks attractive compared to traditional investment vehicles. In the case of pension funds, yield is necessary for the funds to offset their future liabilities. Shrinking yield in public securities and fully funded status will allow these funds to stomach greater risk. Further, family office interest in digital assets will likely increase as secure platforms emerge and regulations become more explicit to traditional financial counterparts.

CrowdPoint believes that evangelizing the utilization of registered digital assets backed by transactions and precious metals will deliver pension funds, family offices, broker-dealers, and registered investment advisors, among other investor types, avenues for realizing yield. These registered digital assets are possible because of innovative technologies such as blockchain.

The blockchain value proposition offered by CrowdPoint provides investors with unprecedented secondary markets. Investors can gain previously unrealized value by bringing private companies into a blockchain ecosystem (including their securities and commerce). Further, these private companies will access additional distribution channels to reach new customers and investors. CrowdPoint's technology offering allows small and medium-sized private companies to utilize its platform to increase operational and financial efficiencies and compete on the same playing field as larger publicly-traded enterprises.

Recent examples of blockchain changing how transactions happen include the syndication of bonds with the European Investment Bank's first 100 million Euro digital bond issued on a public blockchain. However, a more significant opportunity for using Vogon technology is private debt. It will not be long that trade finance, direct lending, and peer-to-peer lending move into distressed assets, litigation financing, asset transfers, and specialty finance.

*Secondary Markets: Liquidity Created via Blockchain-enabled Computational Trust*

- Blockchain technology minimizes or eliminates third parties in transactions. In the case of securities transactions, the disintermediation as mentioned above refines markets by speeding-up equity monetization events and removing non-essential parties

- Private markets present a challenge in terms of liquidity. Investors in private companies must wait for a monetization event or another exit strategy (e.g., company buy-back or OTC trade)
- Institutional investors in private markets (e.g., private equity firms, venture capital firms, family offices, or others) stand to benefit significantly from blockchain-enabled secondary markets
- Limited partners or other investors in institutional funds would likely be more willing to invest in a fund if they know there is an avenue for them to withdraw their investment
- Limited partners or other investors in institutional funds would be able to trade digital assets/securities with other investors connected to the transfer agent or ATS
- Institutional investors such as private equity firms or venture capital firms could fundamentally alter their investment strategies, related timelines and costs, and IRR performance metrics due to blockchain technology's ability to optimize the transaction process for shareholders
- Platforms trading private securities would garner the benefit of revenue from trading volume and related fees

*Value-added Benefit to Crypto Exchanges*

crwdunits will address the current trend of reduced trading volume within the cryptocurrency market, which has declined almost 75% across all exchanges as the market corrects itself. Lower trading volume translates to lower revenue for cryptocurrency exchanges. Crypto exchanges provide the backbone for the crypto market as they provide the platform for the valuation of projects. Reduced revenues translate to less capital flow toward innovation and community-building projects. This downward trend ultimately leads to the reduction of growth and progress of the entire crypto market.

crwdunits will provide crypto traders and fund managers with a tool to participate in commodities markets while remaining in crypto. In doing so, crwdunits will introduce new trading volumes to crypto exchanges uncorrelated to the crypto market. Vogon will continue to generate trading volume in a bear crypto market through traders engaging in speculative silver positions. This volume translates to a steady and diversified revenue source for crwdunit exchanges.

*Value-added Benefit to Companies*

There is a race for fintech companies to innovate in the instant settlement space. In today's day and age of instant gratification with on-demand delivery apps, limitless information, and content available at any time, there is still substantial room for innovation in instant value transfer.

The lag time in value transfer speeds is evident in areas from securities trading (i.e., T+2 transactions: trade date plus two days) to international bank transfers (3 to 5 business days). In either case, the lag time is too great in today's world. This latency is why companies need blockchain-enabled solutions for transaction settlement.

Stablecoins have the potential to offer the same level of mass blockchain adoption that NFTs offered Web3, but instead of consumers on OpenSea and Rarible, these early adopters will be institutions. Supply chains are increasingly global, and with the changing economic environment and rising interest rates, the world now more than ever needs cost-efficient means of settling instant B2B payments across borders — stablecoins can be a powerful solution.[7]

[7] (Pat Rabitte | Blockworks 2022)

crwdunits will serve as powerful and effective instant settlement tools benefiting retail and institutional players. All players who utilize crwdunits win when using a blockchain ledger-tracked settlement tool like a crwdunit since the transaction is fast, transparent, and, as a result, less risky.

**Competition**

Our main competitors are other blockchain protocols such as The Dfinity Foundation, Ethereum, and Oasis Foundation.

**Key Differentiators:**

**Market Differentiator**

*Organizing Markets*

The CrowdPoint blockchain ecosystem is an assembly of companies that derive exponential efficiencies through sharing a unified blockchain protocol. The ecosystem organizes transactions according to the Global Industry Classification Standard (GICS), an industry taxonomy developed in 1999 by MSCI and Standard & Poor's for use by the global financial community.9 "Companies are classified quantitatively and qualitatively. Each company is assigned a single GICS classification at the sub-industry level according to its principal business activity. MSCI and S&P Dow Jones Indices use revenues to determine a firm's principal business activity. GICS is a common global classification standard used by thousands of market participants across all major groups involved in the investment process: asset managers, brokers (institutional and retail), custodians, consultants, research teams, and stock exchanges.[8]" The GICS taxonomy is organized into 11 market sectors, 24 industry groups, 69 industries, and 158 sub-industries.

CrowdPoint intends to organize companies and market activity at the sub-industry level. At this sub-industry level would be clearinghouses that would create digital assets correlating to market activity within the clearinghouse. These assets would provide investors with multiple investment opportunities, including direct investments in companies within the clearinghouse (e.g., security tokens) or investments at a broader, sub- industry level for all companies within the clearinghouse (e.g., index tokens). Further, the clearinghouses could issue their regulated crypto instrument for settlement within the sub-industry (e.g., merchant coins).

**Technology Differentiator**

*Overview*

The CrowdPoint Platform underlying technology stack has a clear market differentiator. It redefines the typically separated applications of decentralized systems, distributed networks, microservices architecture, blockchain ledgers, and relational databases into one integrated platform. CrowdPoint built an entirely new approach to blockchain technology by creating a decentralized, distributed cryptographic cloud. This solution is called Vogon.

CrowdPoint's Vogon is a publicly available, open architecture, decentralized cloud service platform with native blockchain ledger capabilities. Vogon is purpose-designed to support guest programming languages allowing for broader access to developers to build more efficient and effective smart contracts and

---

[8] (MSCI n.d.)

applications. This powerful decentralized cryptographic cloud is the engine of CrowdPoint's blockchain ecosystem and represents the building blocks of free and competitive markets in the future. Any buyer or seller may securely and transparently trade in this market with the system allowing market forces to determine prices in an integrated manner.

*Introducing Vogon*

Vogon is a distributed and decentralized cryptographic cloud platform with several next-generation features placing it far ahead of the competitive landscape. Vogon's features include:

- Real-time, high-performance decentralized crypto-cloud workhorses
- Infinite scale through consensus group mitosis (similar to cell splitting)
- Blockchain installable microservices onto the decentralized cloud
- No performance of useless work with average energy consumption
- Use a new model for mediating byzantine fault tolerance
- Provide a fresh rethinking of decentralized consensus
- Solve current decentralized application update vulnerabilities
- Superscalar, extremely fast, and written in Java for widespread use
- Enable relational database (RDBM)-like functions for easy legacy integration

*Blockchain Challenges*

The many problems with the existing blockchains limit the commercial applications, widespread adoption, and use of the technology. Existing blockchain technology has limited use in enterprise settings because of inadequate processing capacity and speed, on top of the high energy consumption required to operate the protocols.

Additionally, conventional wisdom states that a blockchain is a kind of database because it is a digital ledger that stores information in data structures called blocks. However, this is not an accurate representation of blockchain technology. Blockchains merely track a list of transactions and store data for a transaction off-chain in traditional relational databases. Many experts stipulate that a blockchain is a very slow database, and blockchain developers will continually boast speeds to refute that label.

Claims regarding the speed of blockchain are prevalent everywhere, but there is a simple measuring stick to assess the credibility of these statements. An internet search on the performance of a database on a single computer will return the ceiling value of data performance for a database on one piece of hardware.

Basic math is the only requirement to determine how fast a blockchain solution will be — merely take the number of cryptographic operations to calculate or verify a block. Then, using well-known performance metrics for those operations, the upper bound can be calculated on the number of blocks per second that a single machine can perform.

Blockchains will remain limited in speed until protocols shard into multiple blockchains; otherwise, no singularly-processed blockchain solution will ever be that fast. When creating a single block on the blockchain, the cryptographic function should distribute operations to multiple machines. Host machines must duplicate some of these processes; however, performance in a group working on single blocks does not scale linearly with the machinery. In addition, the machines must share data with other machines that perform the work to validate output. This process is why blockchain speed claims are truthfully problematic.

When a blockchain company ascertains it can perform 100,000 transactions per second (TPS), a simple back- of-the-napkin approach can assess the statement. Calculating speed by the number of x signature verifications by y new signatures and z hashing operations needed to perform one transaction returns the performance value. Another way to say it would be the performance of those algorithms is this; therefore, the maximum throughput on a single machine is the same number. This simple mathematical process and logic challenge a blockchain owner's "problematically truthful" calculations.

*Speed, Scalability, Security, Sharding, Microservices, and More*

While speed and scalability make for a complex discussion, when discussing CrowdPoint's Vogon technology, there are two protocol versions in development with far greater capacity than the metrics of blockchains today. CrowdPoint has deployed Vogon 1.0 in a lab environment (i.e., the Vogon TestNet) and is building Vogon 2.0 for release in the coming months. With CrowdPoint, interaction with Vogon through read and write functions directly on-chain is far faster than competitors' claims today. CrowdPoint delivers this value proposition to the market with a rich set of APIs and microservices that expand using guest programming languages. This expanding nature enables Vogon to grow both in size and speed.

According to current TestNet analytics, Vogon 1.0 is capable of 10,000 TPS in a single consensus group. With many consensus groups working together in unison, it would not take long for 100 groups to reach radically fast TPS speeds. That means the more consensus groups; the faster Vogon becomes as more nodes come online.

*Fast Speeds*

Vogon 2.0 will shard the blockchain into many smaller chains and route transactions through the network, and by doing so, it has no actual limit to the number of horizontal transactions the network can perform. This speed and scale are no less than the capabilities of a protocol such as BitTorrent, often used by savvy consumers for downloading media-rich files.

The comparison to BitTorrent only helps visualize the wholly distributed nature of clients and nodes, with no implicit choke points. Hence, as the network grows, the transactional capacity grows with it. This sharding combined with microservices and many address spaces distributed across many consensus groups effectively gives unbounded speed and scale. Sharding is a method for distributing a single dataset across multiple databases used to replicate and store information across multiple machines.

This method allows larger datasets to be split into smaller chunks and stored in multiple data nodes, increasing the system's total storage capacity.

*Vogon Power Requirements*

The power requirements for running Vogon on a machine are the same as running any standard piece of enterprise-grade software. This level of energy usage is no different from running data-intensive software services on Amazon Web Services, Microsoft Azure, and Google Cloud.

*Vogon Security*

Vogon uses aggregate BLS 12-381 keys, a cryptographic signature scheme that allows users to verify that a signer is authentic. These are organized into a set of keychains to verify blocks on the Vogon protocol. These keychains are subsets of their respective blockchains, indicating consensus group membership.

*A Safer, Better Internet*

Vogon creates a safer internet where the playing field is level, and massive internet companies cannot monopolize the lives of everyone through subjective and tyrannical practices such as censorship and de-platforming.

*Towels: Vogon Microservices, Creating a Decentralized Cloud*

The most significant difference between the Vogon decentralized cryptographic cloud platform and other solutions is that Vogon hosts microservices natively. A microservice is a small, highly specialized set of web services for achieving some goal. With Vogon, they come in three primary forms:

- War files containing micro-site static assets for web browsers and other clients
- Web service API code for the handling and execution of services on Vogon
- Transactional objects for manipulation of the blockchain

All of these microservice forms install onto the Vogon platform. Once installed, these microservices are immediately available for use on the internet. No other blockchain solution exists with these capabilities.

*Development Example*

A developer named Tony Stark can build a set of web service APIs to represent fractional ownership of his collectibles. Additionally, he may create a website to view those collectibles, logs to show provenance, and transactional objects used to change ownership or allow the collectibles to be bought and sold on open markets. When Tony deploys these individual modules, he uses what CrowdPoint calls towels.

In Hitchhiker's Guide to the Galaxy, towels are the most useful items in the known universe. Immediately, towels enable thousands of network nodes to spin up and serve the website, accept API calls, and perform transactions for Tony's collectibles. Through towels, Tony has deployed his collectibles to the decentralized cloud.

Tony can leverage Vogon's architectural design to help him build decentralized and distributed applications using microservice containers enabling each application function to operate as an independent service.

This architecture allows each service to scale or update without disrupting other services in the application. CrowdPoint chose to build these microservices on Java Virtual Machine (JVM).

JVM is the runtime engine of the universally used Java Platform. By building on this tech stack, Tony can leverage any program written in Java or other languages compiled into Java bytecode to run on any computer with a native JVM. JVMs can run both as clients and services, and web browsers can activate JVM when it encounters a Java applet.

*Vogon Consensus: Block Graph at Scale*

Vogon consensus is superscalar, with the ability to conduct the digital equivalent of cellular mitosis by splitting blocks to maintain optimal performance. In a transaction, the first block can simultaneously keep other blocks in-flight intended for addition to the blockchain. This high-performance design is capable of processing thousands of transactions per second.

As the number of Vogon grows past the optimal size for a consensus group, the consensus group splits into two, each taking responsibility for half of the keyspace in the blockchain. The Vogon with keys starting with a binary 0 go to one group, and those starting with a binary 1 go to the other group.

As the blockchain grows, it becomes a block graph and identifies the new groups with the leading bits generated by the split. In this process, one group becomes two. During lookup, the block group can quickly identify with one leading bit the relevant address space. This process continues as two groups become four, identified by the two leading bits, four groups become eight, identified by three leading bits, and so on. The below diagram visualizes the process:

*Exhibit 5*


0
1
0
1
0
1
0
1
0
1
0
1
000
001
010
100
101
110
111

The leading bits that identify the consensus groups act to segment or *shard* the keyspace.

*Source: Wikipedia.*[9]

Addresses will automatically route to the consensus group identified with the same leading binary digits as the address. This process happens for cryptocurrency wallet addresses and developer scopes when identifying where microservices install. Invocation of microservices and other operations route through this mechanism to the correct consensus group.

This type of routing is very similar to kademlia, a distributed hash table used by the most popular peer-to-peer (P2P) protocols such as BitTorrent.

The following diagram visualizes the consensus groups residing around a circle, sorted by their leading binary digits. Any consensus group can quickly locate them through a kademlia "similar" routing protocol.

*Exhibit 6*

[9] https://en.wikipedia.org/wiki/Kademlia


A
B

*Source: Wikipedia.*[10]

*Searching on Vogon*

With Vogon, the concept of search is not like the blockchain equivalent of Internet Explorer. Within Vogon, search means finding automatically curated data from the blockchain. Every Vogon, by default, can search throughout the network. Currently, the search type manifests relational tables and the blockchain microservices installed to manage the tables.

These microservices are responsible for the transactions that create blockchain artifacts and curate data into the relational tables that those services can use to perform searches. It is also possible to weld more advanced data services into Vogon and make those services available for data curation, search, and other analytics by exporting APIs to the microservices.

Each exporting API, web interface, and internal transactional object can modify the blockchain under cryptographic scrutiny and data curation, including search or A.I. discovery. More exotic examples would be tamper-resistant voting modules or censor-resistant journalism modules. The easiest way to explain Vogon's consensus mechanism is proof-of-stake.

Proof-of-work requires adversaries to have 51% or more of the network's hash power to start rewriting the blockchain. Proof-of-stake is supposed to replace hash power with invested interest. However, many blockchains incorrectly reduce this to a social problem using voting or something equally ridiculous instead of crypto.

*Vogon: Defending the Human Identity*

While very similar to kademlia, Vogon is not quite the same. Vogon does provide a way for millions of computers to self-organize into a network, communicate with other computers on a network, and share resources like files and large binary objects between computers, all without a central registry or lookup run by a single person or company. Vogon's consensus groups contain up to hundreds of members. Each is fully interconnected, allowing the leaf nodes to act as a group, exhibiting a much more intelligent and faster-routing fabric than pure kademlia.

[10] https://en.wikipedia.org/wiki/Chord_(peer-to-peer)

Some transactions must cross address boundaries between multiple consensus groups, such as a transaction to exchange one cryptographic asset for another, where their addresses have sharded them into different consensus groups. When this happens, Vogon performs meta-consensus, a two-stage atomic operation that merges consensus decisions from two or more consensus groups.

The atomic transaction simultaneously initiates on all concerned consensus groups, and the results get shared between them. The first step authorizes the transaction on the blockchain of all concerned consensus groups, and that authorization commits when each concerned consensus group mathematically combines the results.

*Vogon Design and Engineering*

World-renowned and accomplished computer scientists designed Vogon. The team's experience ranges from cryptographic protocol implementations for securing credit cards on the internet at Javasoft / Sun Microsystems to running the Java Commerce team and working on early cryptocurrencies technologies such as Java Coin and Java Card.

CrowdPoint's data scientists are considered luminaries in academic and business communities with published papers and multiple patents. CrowdPoint's data scientists are authors and coauthors of hundreds of referenced papers, books, and distributed cooperative systems engineering experts.

Vogon was designed from the ground up with the discipline and experience from such endeavors. The design allows it to work at an ad scale and potentially supplant or replace traditional public key infrastructure (PKI) such as digital certificates. The vision is even more significant.

The human identity is at the center of everything people do. While the technology world is engaged in the digital slave trade, buying and selling human value by large profit-driven corporations and nefarious actors, CrowdPoint has chartered itself to treat the human identity as a new currency. The bullion weight of precious metal backs this currency, and real-time fluctuations in numismatic value get expressed as non-fungible units for the benefit of humanity.

CrowdPoint and its blockchain ecosystem partners proudly present this globally disruptive technology and business model implementation to the world.

*Vogon and Digital Transformation*

Digital transformation traditionally is the implementation of technology to create new —or modify existing— business processes, culture, and customer experiences to meet changing business and market requirements. In the world of blockchain technology, the concept of transformation is exponential as it requires a migration away from traditional business ecosystem models. In this model, top-performing companies excelled by building a digital platform and extracting the most value. All participants distribute and share that same earned value in a blockchain ecosystem.

For B2B and B2C businesses adopting the blockchain, this transformation creates trust and security for consumers, customers, trade, and business partners in the anonymous world of cross-border digital connectivity.

**Intellectual Property**

***Patents and Provisional Patent Applications***

None

***Trademarks***

None

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including lending rules. These laws and regulations are subject to change.

**Litigation**

None.

**USE OF PROCEEDS**

We expect to use a substantial amount of the proceeds of the Offering to develop and advance the CrowdPoint Platform and the Token using blockchain technology and the Vogon protocol in order to launch the Token Sale. We reserve broad discretion to allocate the use of proceeds from the Offering, and you must rely on us completely as to how we may use the proceeds.

We anticipate the proceeds from this Offering remaining after meeting offering expenses may be used as follows:

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 1.25% | $3,125 | 1.25% | $62,500 |
| Marketing & Public Relations | 0% | $0 | 5% | $250,000 |
| Legal and Regulatory | 10% | $25,000 | 10% | $500,000 |
| Technology Development | 50% | $125,000 | 50% | $2,500,000 |
| Salaries | 38.75% | $96,875 | 26.75% | $1,337,500 |
| General & Administrative | 0% | $0 | 7% | $350,000 |
| **Total** | **100%** | **$250,000** | **100%** | **$5,000,000** |

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Age |
|---|---|---|---|
| Sean Brehm | Founder, Chairman and Chief Executive Officer | See below | 51 |
| Nadab Akhtar | Co-Founder, President and Chief Operating Officer | See below | 33 |
| Eraj Akhtar | Co-Founder and Chief Futures Officer | See below | 34 |
| Wolf Kohn | Chief Scientist | See below | 72 |
| Daniel Guinan | Chief Technology Officer | See below | 53 |
| Andrew Barkett | Chief Architect | See below | 42 |

***Sean Brehm: Foounder, Chairman, and Chief Executive Officer***

Mr. Sean Brehm enjoys 25+ years as an entrepreneur, corporate executive, military officer, and technologist and is a luminary in the technology industry. He has expertise in big data, artificial intelligence, and cybersecurity and has received numerous industry awards and military citations.

Before founding CrowdPoint, Mr. Brehm founded and led Gradient Cyber (previously @Risk Technologies), a leading cybersecurity network operations management and managed detection and response (MDR) solutions provider. Under Mr. Brehm's leadership, Gradient developed its award-winning Quorum platform in conjunction with the U.S. Department of Defense.

Previously, Mr. Brehm served as President of Information Systems at Atigeo Corporation; a big data analytics company focused on the healthcare, cyber, defense, energy, and financial services sectors. Mr. Brehm joined Atigeo when the company acquired YaData Solutions, a company founded and led by Mr. Brehm. YaData's customer base included the Departments of the Air Force, Army, Navy, the United States Marine Corps, the Department of Defense, and the Intelligence Community. Notably, YaData delivered analytic platforms that leveraged IBM Technology with operational integration. Mr. Brehm's vision with YaData was to focus on analytics and transition defense customers to a big data platform as a service.

Mr. Brehm also worked for IBM, selling cross-brand solutions to the U.S. Intelligence, Global Combatant Commands, and the U.S. Special Operations Command. In this role, he excelled at translating the complex domains of combat operations, intelligence, and counter-terrorism into actionable intelligence. While his peers in the commercial market were discussing the future of big data scalability, Mr. Brehm was designing, developing, and deploying big data analytic platforms. He analyzed over eight petabytes of data while fusing social media, publicly available data, and global cyber data into an exceptional user experience depicting user-defined operational pictures that saved lives.

In the past, Mr. Brehm served in various capacities at Intel Corporation, including in operations and photolithography, as well as six sigma efficiency implementations in Santa Clara, Chandler, and international locations. Mr. Brehm was recognized with various awards and led the Leadership for Manufacturing with SEMATECH, Stanford, and other universities worldwide.

In addition to the preceding, Mr. Brehm's career includes professional science and technology consulting experience for global industries in Asia and Europe.

Mr. Brehm's professional career began in the U.S. Army as an Airborne Ranger Infantry Officer with global combat operations while receiving assorted citations, qualifications, courses, and training supporting global specialized operations. Mr. Brehm retired from the U.S. Army as a Major Promotable.

Mr. Brehm is an Honor Graduate of the U.S. Army Ranger School. Additionally, Mr. Brehm received a bachelor's degree from the University of Colorado, where he was the ROTC George C. Marshall Distinguished Military Graduate.

Mr. Brehm currently holds an active DoD Top Secret/SSBI security clearance.

***Nadab Akhtar: Co-Founder, President, and Chief Operating Officer***

Mr. Nadab Akhtar enjoys 15+ years of experience as an entrepreneur and investment banker, including nearly a decade in corporate advisory and M&A transaction experience.

By way of background, Mr. Akhtar served as Chief Operating Officer of Nexus Health Capital; a leading boutique investment banking firm focused on middle-market companies. Nexus has been responsible for several billion in aggregate transaction value since 2015.

Previously, Mr. Akhtar served as a Limited Partner and Advisor with Trinity Blockchain Management, a cryptocurrency-focused hedge fund. In addition to the previous, Mr. Akhtar is a Principal of Apollyon Group, a private investment firm interested in the technology, government, retail, and real estate industries. Furthermore, Mr. Akhtar serves as an Advisory Board Member with Metropolitan Dream Center, a non-profit organization impacting Dallas, Texas's homeless and indigent population.

Mr. Akhtar holds a BBA from Hankamer School of Business at Baylor University, where his studies focused on finance and chemistry.

***Eraj Akhtar: Co-Founder and Chief Futures Officer***

Mr. Eraj Akhtar enjoys 15+ years of experience as an entrepreneur. By training, Mr. Akhtar is a social scientist who grasps the intricate overlapping worlds of human behavior and mathematics.

Mr. Akhtar has a keen business sense stemming from his deep operational background. In the past, he has had both Fortune 500 and startup experience in the consumer retail and enterprise technology spaces. In approaching the challenges of growth organizations, he employs First Principle TTPs to break down large-scale problems into manageable components resulting in deliverable solutions and commercial success.

After completing his undergraduate program, Mr. Akhtar spent several years founding and growing award-winning companies and has had multiple successful exits. While managing and growing his organizations, he saw a common theme: siloed data is the enemy of innovation and growth. He learned that identifying process efficiencies, targeting disparate audiences, and recognizing emerging trends are crucial to building an impactful, enterprise-grade company.

A core focus of Mr. Akhtar's professional and intellectual passions is furthering insights into the information humans produce during interactions with each other, their networks, and the world at large. A data-driven creative, he is acutely intrigued by constructs that build long-term, multi-dimensional social systems. Mr. Akhtar founded ApollyonX, a company that is advancing big data intelligence technology in support of the defense and national security apparatus of the United States. Mr. Akhtar leverages his policy and social sciences background to guide ApollyonX's development of sophisticated data and strategy models that conceptualize societies and stochastic processes. Mr. Akhtar's vision with ApollyonX is to utilize cognitive computing, social, and behavioral data to solve some of the world's most challenging problems.

Mr. Akhtar studied at the University of Texas at Dallas, earning his bachelor's in political science, where his core areas of study were law, national security strategy, and nation-building. He continued with graduate studies for his master's in artificial intelligence at Harvard University.

Additionally, Mr. Akhtar is a graduate of the Founder's Academy and The Leadership Institute. He is an active member and participant of the Capital Factory, World Affairs Councils of America, Harvard Club, and the National Defense Industrial Association. He remains involved in the community by volunteering with the Metropolitan Dream Center and the United Christian Church.

***Dr. Wolf Kohn: Chief Scientist***

Dr. Wolf Kohn leads research and innovation for CrowdPoint and the blockchain ecosystem's new digital economy through bleeding-edge fields of study in blockchain artificial intelligence.

Dr. Kohn holds 25 patents and has authored four books and over 300 papers in optimal hybrid control and quantum control, estimation and learning systems and architectures; he received M.Sc. and Ph.D. degrees in electrical engineering and computer science from the Massachusetts Institute of Technology. He is the foremost thought leader in distributed, nonlinear dynamical systems and control theory.

A significant focus of Dr. Kohn's research and career has been energy management and battery optimization. He brings this wealth of knowledge in these areas and more to CrowdPoint, where he integrates his innovative research into the company's proprietary blockchain.

Dr. Kohn joined CrowdPoint from Veritone, Inc. (NASDAQ: VERI), a leading provider of artificial intelligence (A.I.) technology and solutions, where he served as Chief Scientist. Dr. Kohn continues to serve Veritone as its Technical Advisory Board member. Before Veritone, Dr. Kohn served as Chief Scientist of Atigeo – the A.I. arm of Microsoft. Veritone acquired Atigeo in 2017. Previously, Dr. Kohn held numerous leadership positions with notable companies, including Lockheed Corporation, Citi Group, SEQA Capital Advisors, LP, Clearsight Systems, and Kohn-Nerode, Inc.

Dr. Kohn recently joined the faculty of Drexel University. Previously, Dr. Kohn served as a Professor at the University of Washington, Stanford University, and Rice University.

***Daniel Guinan: Chief Technology Officer***

Mr. Daniel Guinan enjoys 25+ years as an entrepreneur, corporate executive, and technologist. Mr. Guinan has designed and built cryptocurrency systems, artificially intelligent robotic trading systems, application servers, database engines, ad-scale infrastructure, and highly complex self-organizing object-oriented frameworks.

Mr. Guinan has founded several successful technology companies; most recently, Mr. Guinan founded Cebu Machine Intelligence Laboratories, Inc., which is a research lab and outsourced consultancy based in Cebu, Philippines. The company acquired Trust Labs, a privacy-focused technology company, in 2011; Mr. Guinan was integral in the acquisition's integration.

Mr. Guinan began his career with Visa International, where he was critical in developing cryptographic commerce systems such as Secure Transaction Technology and Secure Electronic Transactions.

Following Visa, Mr. Guinan joined Sun Microsystems, serving as the Chief Architect and Engineer of Java Commerce. While at Sun Microsystems, he was instrumental in developing the Java Commerce Framework, Java Wallet, Java Card, and Java Smartcard. Additionally, Mr. Guinan built one of the first cryptocurrencies, Java Coin. Java Coin was never released to the public but was built and working ten years before Bitcoin with an almost identical transactional model.

Mr. Guinan then founded nanobiz; a company focused on cryptographic technologies in XML. Mr. Guinan successfully sold the company to Verisign in 2000. He then served as Director of XML Web Services at Verisign.

Mr. Guinan then founded RedShores, Inc., and GeneWaves. The companies focused on automated payment and access control for web services and automated trading technologies, respectively.

Mr. Guinan received his Master of Computer Science from the University of Nebraska – Lincoln, where he researched artificial intelligence, fuzzy logic, and fuzzy set theory.

***Andrew "Andy" Barkett: Chief Architect***

Mr. Andrew Barkett enjoys 20+ years of engineering and management experience with expertise in software architecture, distributed systems, and hyper-scale data centers. He is an active investor and advisor to numerous startups.

Mr. Barkett currently serves as Chief Technology Officer of Korbitt, an innovative company transforming education with AI-tutors.

By way of background, Mr. Barkett previously worked for both Google and Facebook. Mr. Barkett went to work for Google in 2006. While at Google, Mr. Barkett was a technical program manager for two years. During that same period, he co-founded Greenlight Apparel, a fair-trade, organic clothing company.

Following his role at Google, Mr. Barkett served as a senior I.T. management consultant at Taos Mountain Inc. for several months, then as a senior director for engineering at Livescribe Inc. for almost two years. Subsequently, Mr. Barkett joined Facebook in January 2011 and managed engineering teams responsible for scaling the social network's mobile infrastructure, messaging, and News Feed products.

Before joining Google and Facebook, Mr. Barkett was a software engineering manager at OnWafer Technologies (acquired by KLA-Tencor Corp. in 2007), which manufactures lithography and plasma etch products for the semiconductor industry.

Mr. Barkett earned a political economy degree from the University of California, Berkeley, in 2002 and an MBA from UC Davis, in 2009.

***Indemnification***

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

***Employees***

The Company currently has no employees.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding equity securities:

| | |
|---|---|
| **Type of security** | Common Stock |
| **Amount outstanding/Face Value** | 10,000,000 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | NA |
| **Percentage ownership of the Company by the holders of such security.** | 100% |

| | |
|---|---|
| **Type of security** | Preferred Stock |
| **Amount outstanding/Face Value** | 1,000,000 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | NA |
| **Percentage ownership of the Company by the holders of such security.** | 100% |

On a fully diluted basis the Preferred shares would convert to 1,000,000 shares of Common Stock.

The Company has the following debt outstanding:

| | |
|---|---|
| **Type of debt** | 0 |
| **Amount outstanding** | 0 |
| **Interest Rate** | 0 |
| **Maturity Date** | 0 |
| **Conversion Terms** | 0 |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0 |

**Ownership**

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| **Name** | **Number and type/class of security held** | **Percentage ownership** |
|---|---|---|
| CrowdPoint Technologies, Inc. | 10,000,000 shares of Common Stock | 100% |

* CrowdPoint Technologies, Inc. is owned and controlled by Sean Brehm and Nadab Akhtar.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

**Operations**

crwdunit, Inc. (the "**Company**") was incorporated on July 29, 2022 under the laws of the State of Delaware, and is headquartered in Austin, Texas. The Company owns and operates the CrowdPoint Platform, which consists of Vogon, a fully integrated, end-to-end solution for the market purpose-built to fix how people, technology, and data interconnect.

**Cash and Cash Equivalents**

As of August 10, 2022, the Company had $0 in aggregate cash and cash equivalents, leaving the Company with over 0 months of runway.

The Company currently has no debt.

The Company has authorized 10,000,000 shares of Common Stock, $0.0001 par value per share (the ***"Common Stock"***) and 1,000,000 shares of Preferred Stock, $0.0001 par value per share (the "***Preferred Stock***"). The Company has a total of 1,000,000 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued.

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

**Capital Expenditures and Other Obligations**

The Company intends to allocate capital to its technology spend over the next 24 months relating to develop and advance the CrowdPoint Platform and the Token using blockchain technology and the Vogon protocol in order to launch the Token Sale. The Company does not intend to make any material capital expenditures other than this.

**Valuation**

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily and do not correspond to the value of the Company.

**Material Changes and Other Information**

There have been no material changes since the date of the Company's financial statements.

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Financial Statements on Exhibit C for subsequent events and applicable disclosures:

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Rights to receive future tokens | $1,572,588.63 | 1,572,588,630 | Develop and advance the CrowdPoint Platform and the Token using blockchain technology and the Vogon protocol in order to launch the Token Sale | July 29, 2022 | 506(c) |

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to $5,000,000 of rights to receive a number of future issued crwdunit digital cryptocurrency tokens (the "**Tokens**") under the terms of the Token Purchase Agreement (each, a "**Purchase Agreement**"), under Regulation CF (this "**Offering**") for a total of $5,000,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $250,000 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by December 31, 2022 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Tokens will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Tokens does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Tokens.

The Offering is being made through Mundial Financial Group, LLC (the "Intermediary"). In order to purchase the Tokens, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the investor.** Investor funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the investor will receive the Tokens in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will receive Tokens in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least

five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Purchase Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the Tokens was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $1,000.00.

**ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

***Commission/Fees***

1.25% of the amount raised

***Stock, Warrants and Other Compensation***

None.

***Transfer Agent and Registrar***

Koreconx will act as transfer agent and registrar for the Tokens.

**The Tokens**

We request that you please review this Form C and the Purchase Agreement attached as Exhibit E, in conjunction with the following summary information.

**Authorized Capitalization**

Our authorized capital stock consists of (i) 10,000,000 shares of common stock, par value $0.0001 per share, of which 1,000,000 common shares are issued and outstanding.

**Tokens/Rights**

The Purchase Agreement gives the holder the right to receive future Tokens that are used to drive the economies within the CrowdPoint banking platform as outlined in the white paper and as set forth in the Purchase Agreement. In the event that a Token Sale/Token Generation event does not take place and no Tokens are issued, the Purchase Agreement grants the Purchasers to receive back the Purchase Amount. Although the Tokens may be treated as security by the Regulators according their current interpretation of 70-year-old laws, the Purchase Agreement nor any of the Company's charter documents, do not entitle the Purchaser to vote or receive distributions or make any claim to the underlying equity or debt of the Company. Nothing in the Purchase Agreement or otherwise should be construed to confer on Purchaser, as such, any of the rights of a member or shareholder of Company or any right to vote for the election of directors or managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise. The Tokens dod not represent equity, debt or other similar interest in the Company.

**Dividends**

The Tokens do not entitle the investors to any dividends.

**Voting and Control**

The Tokens have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

**Restrictions on Transfer**

Any Tokens sold pursuant to Regulation CF being offered may not be transferred by any investor of such Tokens during the one-year holding period beginning when the Tokens were issued, unless such Tokens are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Tokens, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Tokens or any Tokens into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Tokens or any Tokens into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Tokens are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Tokens.
- The Tokens do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Tokens, because the amount of capital stock to be issued is based on the occurrence of future events.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S TOKENS, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an

entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None.

## EXHIBIT B

*Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE TOKENS. THE TOKENS OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE TOKENS AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE TOKENS SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED “RISK FACTORS.”

THESE TOKENS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE TOKENS OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO TOKENS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

### NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE TOKENS AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE TOKENS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE TOKENS COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE TOKENS, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE TOKENS BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE TOKENS OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE TOKENS OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

## Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more

of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

### *Disclaimer of Television, Radio, Podcast and Streaming Presentation*

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**

*Financials*

# Financial Statements and Report of Independent Certified Public Accountants

## crwdunit, inc.

August 10, 2022

## Table of Contents

Independent Auditor's Report ........................................ 1-2
Balance Sheet ........................................ 3
Statement of Operations ........................................ 4
Statement of Cash Flows ........................................ 5
Statement of Stockholder's Equity ........................................ 6
Notes to Financial Statements ........................................ 7-8

## Independent Auditor's Report

To the Shareholder of **crwdunit, inc.**

**Opinion**

We have audited the accompanying financial statements of **crwdunit, inc**, which comprise the balance sheet as of August 10, 2022 and the related statements of operations, stockholder's equity, and cash flows for the period from July 29, 2022 (inception) to August 10, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **crwdunit, inc** as of August 10, 2022 and the related statements of operations, stockholder's equity, and cash flows for the period from July 29, 2022 (inception) to August 10, 2022 in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **crwdunit, inc** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **crwdunit, inc**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually

or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **crwdunit, inc**'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **crwdunit, inc**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.


Assurance Dimensions

Margate,Florida
August 17, 2022

**McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES**
**also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES**
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

# crwdunit, inc
**Balance Sheet**
**August 10, 2022**

*ASSETS*

| | |
|---|---|
| | $ - |
| Current Assets | $ - |
| TOTAL ASSETS | |

*LIABILITIES AND STOCKHOLDER'S EQUITY*

| | |
|---|---|
| Current Liabilities | $ - |
| TOTAL LIABILITIES | - |
| Stockholder's Equity | |
| Common shares par $.0001 10,000,000 authorized, | |
| zero issued or outstanding as of August 10, 2022 | - |
| Preferred Shares shares par $.0001 1,000,000 authorized, | |
| zero issued or outstanding as of August 10, 2022 | - |
| Additional paid in capital | - |
| Retained earnings | - |
| TOTAL STOCKHOLDER'S EQUITY | - |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ - |

The accompanying notes are an integral part of this financial statement.

**crwdunit, inc**

## Statement of Operations

**For the period from July 29, 2022 to August 10, 2022**

| | |
|---|---|
| REVENUE | |
| Total revenue | $ - |
| EXPENSES | |
| Total operating expenses | - |
| INCOME FROM OPERATIONS | - |
| OTHER INCOME (EXPENSES) | - |
| NET INCOME | $ - |

The accompanying notes are an integral part of this financial statement.

**crwdunit, inc**
**Statement of Stockholder's Equity**
**For the period from July 29, 2022 to August 10, 2022**

| | Preferred Stock | Common Stock | Additional Paid In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| July 29, 2022 | $ - | $ - | $ - | $ - | $ - |
| Net loss | - | - | - | - | - |
| August 10, 2022 | $ - | $ - | $ - | $ - | $ - |

**crwdunit, inc**

## Statement of Cash Flows

**For the period from July 29, 2022 to August 10, 2022**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ - |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | |
| Net cash provided by operating activities | - |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Net cash (used in) investing activities | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Net cash provided by financing activities | - |
| NET INCREASE IN CASH | - |
| Cash at beginning of year | - |
| Cash at end of year | $ - |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Cash paid during year for interest | $ - |
| Cash paid during year for income taxes | $ - |

**crwdunit, inc**

## Notes to Financial Statements

**August 10, 2022**

## Note A – Nature of Business and Organization

crwdunit, inc (the "Company") is a Delaware Corporation formed on July 29, 2022 under the laws of Delaware. The Company is the exclusive license holder and operating company that will operate the CrowdPoint Platform, which was developed by CrowdPoint Technologies, Inc. on the Vogon protocol.

## Note B – Significant Accounting Policies

### Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

### Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of August 10, 2022. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2022 tax year is open for examination for federal and state taxing authorities.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note C – Stockholder's Equity

The Corporation is authorized to issue two classes of stock, which shall be designated common stock and preferred stock. The total number of shares of common of stock and preferred stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock") and 1,000,000 shares of Preferred Stock, $0.0001, all of which shall be designated as Series A Preferred ("Preferred Stock"). The holders of the Preferred Stock shall be entitled to elect the directors of the Company.

No Common or Preferred shares were outstanding as of August 10, 2022.

## Note D – Commitments and Contingencies

**Contingencies**

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the

amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

### *COVID-19*

Management has concluded that the COVID-19 outbreak in 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

## Notes to Financial Statements
**August 10, 2022**

---

## Note E – Subsequent Events

Management has assessed subsequent events through August 17, 2022, the date on which the financial statements were available to be issued.

**EXHIBIT D**

*Offering Page found on Intermediary's Portal.*



CrowdPoint
Intro
Overview
Why
Whitepaper
Innovation
Team
Invest
crwd_
Your identity.
Your data.
Your rules.
OFFERING
crwdunits
$250K
Target Offering
$1,000
Min Investment
$5M
Max Offering
$1B
Valuation
$0.01
Token Price
500M
Available Tokens
Invest Now
View our Form C
COMMODITY-BACKED, HYBRID UTILITY TOKEN
What is a crwdunit?
About
CrowdPoint
COMMODITY-BACKED, HYBRID UTILITY TOKEN
What is a crwdunit?
About
CrowdPoint
The
Difference
A FULL PRODUCT SUITE
Meet the Family
Download
Meet the
Innovative


The Difference
A FULL PRODUCT SUITE
Meet the Family
Download Whitepaper
Meet the Team
Innovative Solutions

Invest Now

View our Form C

COMMODITY-BACKED, HYBRID UTILITY TOKEN

## What is a crwdunit?

By uniting the best elements of traditional and digital money, CrowdPoint has created the world's first hybrid-token—to be backed by silver. Meet crwd**units**. The framework for trade and commerce in the new Web3 economy. Buy and invest right here on the CrowdPoint blockchain ecosystem.



MADE FOR THE BLOCKCHAIN ECOSYSTEM

## Get into crwdunits

### Commodity-backed token

Each crwd**unit** token will be backed by real silver, giving you the freedom and flexibility to do more with your digital money.

### Building blocks

crwd**units** build the framework for trade and commerce in the new Web3 economy. With crwd**units**, you have the power to buy and sell in world markets or create and invest in opportunities closer to home.

### Better than crypto

We've created the world's most user-friendly Web3 token with crwd**units**. Your money is safer, more flexible, and easier to use than crypto.

Safe. Secure. Easy-to-use. crwd**units** give you the freedom and flexibility of digital money without the hassle of crypto.

Learn More

Invest Now

FOR THE SAKE OF CONVENIENCE, LET'S BEGIN HERE

## About CrowdPoint

CrowdPoint is the parent brand for our family of technologies. It builds the digital highway that links traditional finance to decentralized markets with products like crwd**units**—our digital token. CrowdPoint is where fintech meets the road.

Learn More



## What is CrowdPoint?

CrowdPoint is a digital platform provider. We build blockchain ecosystems hosted on a decentralized cloud blockchain technology. We provide enterprise-class identity management, decentralized eCommerce marketplaces, digital capital solutions for banks, and fintech solutions for the future of finance.

Our Blockchain Ecosystem is a breakthrough in collective intelligence. It is helping our members align around shared interests and value. In a world of increasing complexity, we all need wisdom and guidance to help us access our own innate power, even if we're not sure where to start. So, start on crwdworld today!

## Concepts unraveled

With all the buzzwords flying around like distributed ledger technology, Web3, decentralization, and cryptographic clouds—it's easy to get lost, fast. We're here to help. CrowdPoint delivers the latest tech and emerging trends in a simple, user-friendly package to keep you one step ahead of the disruption curve.

## Why is CrowdPoint's technology platform different?

CrowdPoint is the parent brand for our family of technologies. It builds the digital highway that links traditional finance to decentralized markets with products like crwdunits—our digital token. CrowdPoint is where fintech meets the road.



### Finally, we're creating something different here:

Partnerships with businesses (small, medium, and large) that will soon bring real-world goods and services onto the platform for consumer use.

### First, we engineered our very own blockchain.

The technical term is 'decentralized cryptographic cloud platform'. We call it Vogon. Despite the humor associated with the name (thank you, Douglas Adams), this thing is a beast. It can handle massive amounts of data—securely and with ease.

### Second, we are focused on privacy and security.

Vogon lets users own their data, even as it moves around the world. This provides a crucial piece in the decentralized puzzle. It gives people unprecedented control over things like identity, finance, and commerce in the new Web3 economy.

## Meet the Product Family

crwdworld

crwd_ connects the dots between CrowdPoint and Vogon. It is our network of consumer-facing products designed to give people, businesses, investors, and creators control over all aspects of the new decentralized Web3 economy.



| crwdid | crwdmarket | crwdcapital | crwdfinance | crwdsystems |
|---|---|---|---|---|
| Design your own identity | Freedom to transact anywhere, anytime | Financial opportunity for everyone | Real-time private market index | Blockchain goes supernova |

crwdid

Design your own identity

crwdmarket

Freedom to transact anywhere, anytime

crwdcapital

Financial opportunity for everyone

crwdfinance

Real-time private market index

crwdsystems

Blockchain goes supernova

Vogon

Vogon is our hybrid-blockchain—and it's 100% pure tech muscle. Vogon provides the infrastructure for a new economy using cryptography to enable safe data exchange and motivate user behavior. It helps create a better economic system, allowing anyone to trade goods and services without middlemen or centralized institutions like banks. This new decentralized economy is called Web3.



## Download Whitepaper

We're confident that crwd**units**, blockchain, and Web3 will revolutionize all avenues of commerce, finance, tech and business. CrowdPoint is excited to be on the front lines developing the tools to make it happen. Our mission is to support our investors with a focus on long-term value rather than short-term returns.

Download



**Powering Open,
Honest, Stable Markets**

Sean Brehm, Nadab Akhtar, Eraj Akhtar,
Wolf Kohn, and Daniel Guinan

CrowdPoint Technologies[1]
July 4, 2022

**Abstract**

Technology is constantly evolving to meet the demands of a given period in history. Society has undergone three significant technological revolutionary periods: agrarian, industrial, and information. Today the next phase is unfurling as the intelligence revolution takes a foothold. Advances in artificial intelligence, big data, cloud computing, and blockchain are ushering in a new time for prosperity.

CrowdPoint is at the forefront of the intelligence age and leads the Web3/blockchain competitive landscape with the advent of its crwd_ platform and Vogon decentralized cryptographic cloud technology. It has developed a unique methodology to correct the data-sharing problem by fixing the foundations of internet technology, building fintech-enabled delivery channels for the market, and empowering the average user with powerful new tokenized asset classes.

[1] 2022 © CrowdPoint Technologies, Inc. | All rights reserved.


Meet the team
Sean Brehm
Chairman & Chief Executive Officer
Big data visionary,
Accidental technologist
Nadab Akhtar
President & Chief Operating Officer
Investment banker,
Corporate strategist
Eraj Akhtar
Chief Futures Officer
Behavioral scientist,
Full-stack entrepreneur


Sean Brehm
Chairman & Chief Executive Officer
Big data visionary,
Accidental technologist
Nadab Akhtar
President & Chief Operating Officer
Investment banker,
Corporate strategist
Eraj Akhtar
Chief Futures Officer
Behavioral scientist,
Full-stack entrepreneur
Wolf Kohn, PhD.
Chief Scientist
AI expert,
Optimization luminary
Daniel Guinan
Chief Technology Officer
Creative cryptographer,
Commerce disruptor
Andy Barkett
Chief Architect
Distributed systems pioneer,
Veteran technologist

TAKE BACK CONTROL

# Returning value to you

Unlike other platforms today, CrowdPoint helps users who want to unlock value by fixing the way people share data, building a better market, and empowering community.

## Fix the foundation

Introducing the world's first decentralized cryptographic cloud

Learn More

## Build better delivery

Fintech marketplaces bring consumers closer to the transaction

Learn More

## Empower the crowd

Tokenizing markets aligns incentives and drives participation

Learn More



ecosystem that includes a portfolio of product

amount met

October 31, 2022

## Building the future of decentralized finance.

CrowdPoint is hard at work building the next generation of finance: constructive solutions for investors and business in areas where traditional finance has not yet caught up. In doing so, we'll forever change the way people use money.

## We don't sell theories, we invest in trust.

CrowdPoint unlocks user value by fixing how the world shares data. Our unique approach to security and trust allows any person or business to own and control their private data—right from their crwdid dashboard.

## Decentralization is the future of the internet.

CrowdPoint's mission is to help create a new type of internet, one that is more decentralized, open, and fair. Where users have power and control over their data. As a digital systems builder, CrowdPoint is singular in our purpose: Deliver dividends to the heart of the internet, you.

SIMPLE FOR ALL USERS

# Every good product starts with value.

CrowdPoint cuts through the tech jargon to explain how things like decentralization, blockchain, and Web3 benefit people in their everyday life. Consumers want to know why this stuff is important. Investors want long-term value. We help "un-boil the egg" and get past the lingo so people can see how these technologies affect them today.Learn More

Learn More

MADE FOR THE PEOPLE

# The 'we-can-do-it-better' strategy.

By bringing together identity, finance, and commerce solutions on one decentralized platform, customers and businesses can now do more in less time. This is only the beginning—with a full arsenal of innovative new products in the pipeline, we're setting the bar high for ourselves and other tech companies. We expect to ruffle a few feathers in the process. We're ok with that. It's how we know we're doing our job.

Learn More

TECHNOLOGY MEETS FINANCE

ecosystem that includes a portfolio of product

amount met

October 31, 2022

finance has not yet caught up. In doing so, we'll forever change the way people use money.

private data—right from their crwdid dashboard.

As a digital systems builder, CrowdPoint is singular in our purpose: Deliver dividends to the heart of the internet, you.

SIMPLE FOR ALL USERS

## Every good product starts with value.

CrowdPoint cuts through the tech jargon to explain how things like decentralization, blockchain, and Web3 benefit people in their everyday life. Consumers want to know why this stuff is important. Investors want long-term value. We help "un-boil the egg" and get past the lingo so people can see how these technologies affect them today.

Learn More

MADE FOR THE PEOPLE

## The 'we-can-do-it-better' strategy.

By bringing together identity, finance, and commerce solutions on one decentralized platform, customers and businesses can now do more in less time. This is only the beginning—with a full arsenal of innovative new products in the pipeline, we're setting the bar high for ourselves and other tech companies. We expect to ruffle a few feathers in the process. We're ok with that. It's how we know we're doing our job.

Learn More

TECHNOLOGY MEETS FINANCE

## Real world, real value.

Unlike most crypto, crwdunits will have real-world value: Each token will be backed by silver, and have utility within CrowdPoint's ecosystem. Spend it, send it, own it — use crwdunits any way you like.

Learn More



CROWDPOINT
crwdunit

Get crwd**units**



## Terms

We are selling up to $5,000,000 in crwd**units** at a price of $0.01 per token to: (1) expand blockchain and our commercial and capital investment platform, (2) market crwdunit and our blockchain ecosystems to target investors globally, and (3) provide working capital. Our Company ensures asset-backed utility to the crwd**world** blockchain ecosystem that includes a portfolio of product offerings. The minimum purchase amount is $1,000. The Offering will terminate on December 31st, 2022.

| | | |
|---|---|---|
| **$250,000**<br>Minimum amount of tokens being offered | **25,000,000***<br>Total tokens outstanding if target offering amount met | **$5,000,000**<br>Maximum amount of tokens being offered |
| **500,000,000**<br>Total tokens outstanding if maximum offering amount met | **$0.01 per token**<br>Purchase price per security | **$1,000+**<br>Minimum individual purchase amount |
| | **December 31st, 2022**<br>Offering deadline | |

# It's not crypto.
# It's crwd**units**.

# It's not crypto.
# It's crwd**units.**

crwd**units** are a brand new asset for Web3. Simple, safe, and convenient — easier to use than crypto.

Get crwd**units**

USE OF PROCEEDS

## Focused on things that matter

The idea behind crwd**units** is to create new opportunities for investors, businesses, and consumers alike. We aim to earn the trust of all crwd**units** holders by providing a transparent financial system built on honesty and fairness. Above all else, we're focused on what matters most—you.

| Max Budget | Use Case |
| --- | --- |
| $62,500 | Intermediary Fees |
| $250,000 | Marketing & PR |
| $500,000 | Legal & Regulatory |
| $2,500,000 | Technology Development |
| $1,337,500 | Employee Salaries |
| $350,000 | General & Administrative |

**Budget if maximum amount is raised.*

VERIFY OUR DOCUMENTATION

## Safe and complaint

The Form C is an offering statement filed by businesses looking to raise capital from accredited and non-accredited investors through online crowdfunding without all of the responsibilities that come with registering the offer and sale of securities with the SEC.

View our Form C



## FAQs



# FAQs

+ What are the investment limits for Regulation CF filings?

+ How does the online investment process work for this Regulation CF opportunity?

+ Why do I have to disclose my personal information?

+ Where can I learn more about the investment process?

Questions? Click the chat icon to connect with us.

What is your reaction?

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# FAQs

— What are the investment limits for Regulation CF filings?

For non-accredited Investors (most fall into this category) the limitation on how much you can invest depends on your net worth and annual income.

If either your annual income or your net worth is less than $107,000, then during any 12-month period, you can invest up to the greater of either $2,200 or 5% of the greater of your annual income or net worth.

If both your annual income and your net worth are equal to or more than $107,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $107,000.

— How does the online investment process work for this Regulation CF opportunity?

After you review the offering statement and information and decide you would like to invest and how much, you complete the application with the requested information and electronically sign the documentation.

The Broker-Dealer, reviews the information for AML/KYC (Anti-Money Laundering and Know Your Customer) compliance as this is an SEC-regulated offering.

If you pass the review, the Broker-Dealer initiates the funds via ACH or Credit Card (or you send the wire or check if applicable). If you do not pass the review, the Broker-Dealer or the Issuer will reach out to you to update information to clear you for the reviews or otherwise.

Once the funds have been cleared by the escrow agent (funds go directly there), the Broker-Dealer will match your funds with your cleared application for investment, and issue you the stock by validating the subscription agreement and notifying the Transfer Agent to record your ownership on the Issuers capitalization table.

funds with your cleared application for investment, and issue you the stock by validating the subscription agreement and notifying the Transfer Agent to record your ownership on the Issuers capitalization table.

### Why do I have to disclose my personal information?

As you are buying a security regulated by the SEC, and as a Broker-Dealer we are required by SEC regulations to reasonably ensure Anti-Money Laundering and Know Your Customer reviews are satisfied and that Permitted Investor Limits are not breached, we collect this information to perform the required reviews.

The Broker-Dealer may share certain details of an applying/completed investor as listed on the subscription agreement, with the Transfer Agent and Escrow Agent if requested for valid purposes of processing an investment application.

### Where can I learn more about the investment process?

Any questions about the application, how to navigate it, what is the process, etc., should be directed to the Broker-Dealer using the contact information provided below of this investment website.

Questions? Click the chat icon to connect with us.

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LOGIN SIGNUP

# Create your world.

As the most trusted name in blockchain technology, CrowdPoint gives you the freedom to choose the way you live, build, and invest in your future. We create personalized, innovative products to help people and business thrive in the new Web3 economy.

Email address

Join the crwd_

**Company**

How It Works

Whitepaper

Form C

**Invest Now**

**Explore crwd_**

crwdid

crwdmarket

crwdcapital

crwdfinance

crwdworld

**About**

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---

**DISCLAIMER**

IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF CROWDPOINT (OR THE "COMPANY" OR THE "ISSUER") AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENTS OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. CROWDPOINT IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH MUNDIAL FINANCIAL GROUP LLC ("MUNDIAL"), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY MUNDIAL, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF CROWDPOINT. MUNDIAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER MUNDIAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. MUNDIAL IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. CROWDPOINT AND MUNDIAL ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKINGSTATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF CROWDPOINT. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY

OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. CROWDPOINT IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH MUNDIAL FINANCIAL GROUP LLC ("MUNDIAL"), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY MUNDIAL, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF CROWDPOINT. MUNDIAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER MUNDIAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. MUNDIAL IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. CROWDPOINT AND MUNDIAL ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKINGSTATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF CROWDPOINT. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY
FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS, INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM 1-A. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. THE COMPANIES MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY RAPIDLY. HOWEVER, WE SUGGEST INVESTORS CAREFULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY.

REFUND POLICY

There are no refunds or cancellations of commitments once the subscription agreement is signed and submitted. Mundial is the Onboarding Agent for this offering and is not an affiliate of nor connected with the Issuer. Mundial is NOT placing or selling these securities on behalf of the Issuer. Mundial is NOT soliciting this investment nor making any recommendations by collecting, reviewing, and processing your application for investment. Mundial conducts Anti-Money Laundering, Identity, and Bad Actor Disqualification reviews of the Issuer and ensures they are a registered business in good standing. Mundial is NOT validating or approving the information provided by the Issuer or the Issuer itself. Mundial may direct applicants to specific sections of the Offering Statement to locate information or answers to their inquiry but does not opine or provide guidance on Issuer-related matters.

**EXHIBIT E**

*Form of Purchase Agreement*

**THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.**

**Agreement (this**

**IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.**

**INVESTORS SHOULD ALWAYS CONDUCT THEIR OWN INDEPENDENT RESEARCH AND DUE DILIGENCE BEFORE INVESTING IN ANY STARTUP CROWDFUNDING CAMPAIGN.**

## FUTURE TOKEN PURCHASE AGREEMENT

This Future Token Purchase "**Agreement**") is dated ______, 2022, by and between crwdunit, Inc., a Delaware corporation, (the "**Company**") and __________("**Purchaser**").

## RECITALS

WHEREAS, CrowdPoint Technologies, Inc. ("**CrowdPoint**") is a Delaware corporation engaged in the business of creating a regulatory compliant token platform and service ("**CrowdPoint Platform**" or the "**Project**");

WHEREAS, the Company has entered into an exclusive license agreement with CrowdPoint to license the intellectual property and technology behind the CrowdPoint Platform.

WHEREA, the Company, as the exclusive license holder and operator of the CrowdPoint Platform, plans to create and distribute tokens to be used to drive the economies within the CrowdPoint platform as outlined in the white paper (the "**Tokens**"), and

WHEREAS, the Company desires to sell, and Purchaser desires to purchase the rights to receive a certain number of the Tokens on the terms and subject to the conditions set forth herein;

NOW THEREFORE, in consideration of the foregoing, the covenants set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

**AGREEMENT**

1. *Definitions.*

(a) "Dissolution Event" means: (i) a voluntary termination of operations of Company; (ii) a general assignment for the benefit of Company's creditors, (iii) any other liquidation, dissolution or winding up of Company, or (iv) the failure of Company to hold a Token Sale within one (1) year of October 1, 2022.

(b) "ETH" is the symbol for the cryptocurrency Ethereum.

(c) "ETH Exchange Rate" means the exchange rate into ETH from any other currency in effect on the Global Digital Asset Exchange (GDAX) at the time this Agreement is executed as set forth on Exhibit A.

(d) "Offering Documents" shall mean this Agreement and the private placement memorandum and White Paper (as defined below) previously delivered to such Purchasers.

(e) "OFAC Regulations" means individual-specific sanctions programs or regulations implemented by the U.S. Office of Foreign Asset Control.

(f) "Token Sale" is the future cryptographic token bona fide sale of Tokens by Company to the general public in a publicized product launch with definitive terms and conditions to be set forth at that time.

(g) "White Paper" means the disclosure document previously provided to Purchaser by Company which describes the proposed business of Company, the proposed Token Sale and the proposed Tokens.

2. *Purchase of Right to Receive Tokens*. Subject to the terms and conditions of this Agreement, the Company hereby issues to Purchaser and Purchaser hereby receives from the Company, the right ("**Right(s)**") to (a) receive __________Tokens (the "**Purchased Tokens**") at the time of the Token Sale in exchange for an aggregate purchase price of $_____ ($0.01 per token) (collectively, the "**Purchase Price**"). the Company acknowledges that the Purchase Price constitutes full and adequate consideration for the Rights. The value of the Purchase Price shall be deemed to be denominated in USD whether Purchaser pays in fiat (i.e., non-cryptocurrency), ETH or Bitcoin, valued at the applicable exchange rate at the time, which, for ETH or Bitcoin, means the price of ETH or Bitcoin on the Global Digital Asset Exchange (GDAX) at the time this Agreement is executed. If the Purchase Amount is not received within 24 hours of counter-execution and delivery of this Agreement by Company, Company reserves the right to void this Agreement and refuse to accept Purchaser's purchase of the Right.

3. *Events*.

(a) Closing of Token Sale. If there is a Token Sale before the expiration or termination of this Agreement, then upon such closing:

(i) Purchaser shall have the right to receive the Purchased Tokens upon the date of the Token Sale and shall receive such Purchased Tokens no later than three (3) days after the Token Sale.

4. *Restrictions on Transfer.* The Purchased Tokens, as long as they are considered as securities in their respective jurisdictions, should be treated as "restricted securities" and may not be transferred except in accordance with applicable laws and this Agreement.

5. *The Rights as Token Holder.* The rights purchased hereunder do not constitute debt, equity or any other obligation or liability of or interest in the Company. Prior to any Token Sale, the Purchase shall have no rights or claims against the Company other than the right to receive the Purchased Tokens on the date of the Token Sale, if any. If no Token Sale takes place, the Purchaser shall have rights or claims against the Company. Upon the Token Sale, Purchaser, shall be entitled to receive the Purchased Tokens and shall be entitled to freely transact on the CrowdPoint Platform as described on the White Paper.

6. *Company's Representations and Warranties.* (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, USA, (ii) the Company has the absolute and unrestricted right, power and authority to execute, deliver and perform its obligations under this Agreement and any other document, agreement or instrument entered into in connection with this Agreement, (iii) the execution, delivery and performance of this Agreement by the Company and consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary action on the part of the Company and no other act on the part of or on behalf of the Company or the shareholders of the Company is necessary to approve the execution and delivery of this Agreement and performance by the Company of its obligations hereunder, (iv) the board of directors of the Company has, by unanimous written consent, adopted resolutions approving this Agreement transactions contemplated hereby and thereby and such resolutions have not been subsequently withdrawn or modified in any respect, and (v) this Agreement has been duly executed and delivered by the Company and, subject to the execution hereof by Purchaser, constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, or general principles of equity.

7. *Purchaser Representations and Warranties.* In connection with Purchaser's receipt of the Tokens, Purchaser hereby makes the investment representations listed on Exhibit A to the Company as of the date of this Agreement.

8. *Taxes; Indemnification*. Purchaser shall pay all applicable taxes and duties, including without limitation any value-added tax and sales tax that may arise in connection with its purchase of the Rights/Tokens under this Agreement and its exercise of the Right for Tokens ("Purchaser Taxes"). Purchaser shall provide the Company with any information it reasonably requests to determine whether the Company is obligated to collect taxes from Purchaser. Purchaser to the fullest extent permitted by law will indemnify, defend and hold harmless the Company, its affiliates and its

and their respective officers, directors, employees and other representatives from any claims, damages, losses, liabilities, penalties, fines, costs and expenses (including reasonable attorneys' fees) arising out of or relating to any third party claim concerning this Agreement, including without limitation any claims related to Purchaser Taxes.

9. *Security and Data Privacy*.

(a) Purchaser shall provide true and complete information to the Company in relation to his/her/its identity as well as such other information as the Company may reasonable request from time to time. Such information may include personal data as defined under the data protection laws of various jurisdictions. Personal data shall be processed in accordance with this Agreement and the Company's privacy policy, as amended from time to time and as posted on its website.

(b) Purchaser will implement reasonable measures designed to secure any device connected to the email address associated with his/her/its account or private keys required to access any cryptocurrency account or wallet and its username, password, login or other identifying credentials. In the event Purchaser is no longer in possession of a device connected with its account, his/her/its private keys or not able to provide his/her/its login, password or other identifying credentials, the Company may, in its sole discretion, and only if it is able, grant access to Purchaser's account to any person providing additional credentials to the Company. The Company reserves the right to determine the additional credentials required, which may include a sworn, notarized or apostilled statement of identity.

(c) Purchaser will provide to the Company, upon its request, any information that it deems necessary to maintain compliance with any federal, state, local, domestic or foreign law, regulation or policy. Purchaser acknowledges that failure to provide any such requested information to the Company allows the Company to refuse to issue the Right or Tokens to Purchaser until the requested information has been provided and the Company has determined it is permissible to issue the Right and/or Tokens to Purchaser. Purchaser shall not be entitled to a refund of its Right and no Tokens shall be issued to Purchaser if s/he/it refuses to provide information requested pursuant to this Section 6(c) or if the information provided indicates that a refund of its Right may be a violation of law under the laws of any applicable jurisdiction.

(d) This Agreement may be terminated by the Company in the event that it becomes aware that Purchaser's crypto-wallet or identify information discloses any risk of crime, fraud, money laundering or other significant risk factors or that there have been misrepresentations made by Purchaser. Purchaser is aware that applicable law may not allow the Company to return the Purchase Amount to Purchaser in the event of this type of termination of the Agreement.

(e) The Company may use aggregate statistical information about Purchaser's activity on the Company's platform, applications or website for marketing or any other purpose. The Company may use Purchaser's internet protocol address to verify Purchaser's purchase of the Right and Tokens. However, the Company will not release Purchaser's personal information to any third party without Purchaser's consent, except as not prohibited by law or as set forth in this Agreement or its privacy policy, as amended from time to time and as posted on its website. The Company's privacy policy (as amended from time to time) is hereby incorporated into and made part of this

Agreement.

10. *General Provisions.*

(a) *Choice of Law*. This Agreement shall be governed by the internal substantive laws, but not the conflict of law rules, of Delaware.

(b) *Integration*. This Agreement, including all exhibits hereto, represents the entire agreement between the parties with respect to the receipt of the Tokens by Purchaser and supersedes and replaces any and all prior written or oral agreements regarding the subject matter of this Agreement including, but not limited to, any representations made during any interviews, relocation discussions or negotiations whether written or oral.

(c) *Notices*. Any notice or other communication required or permitted to be given by either party hereto pursuant to the terms of this Agreement shall be in writing and shall be deemed effectively given the earlier of (i) receipt, (ii) personal delivered, (iii) transmission by facsimile or email (with evidence of transmission by the transmitting device), (iv) one business day after being deposited with an overnight courier service or (v) four days after being deposited in the U.S. mail, first class with postage prepaid and return receipt requested, and addressed to the parties at their respective principal business or residential (as applicable) address or number or such other address or number as the party receiving such communication shall give the other party in writing.

(d) *Successors*. Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business or assets shall assume the rights and obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business or assets which executes and delivers the assumption agreement described in this section or which becomes bound by the terms of this Agreement by operation of law. Subject to the restrictions on transfer set forth in this Agreement, this Agreement shall be binding upon Purchaser and his or her heirs, executors, administrators, successors and assigns.

(e) *Assignment; Transfers.* Except as set forth in this Agreement, this Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by Purchaser without the prior written consent of the Company. Any attempt by Purchaser without such consent to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Except as set forth in this Agreement, any transfers in violation of any restriction upon transfer contained in any section of this Agreement shall be void, unless such restriction is waived in accordance with the terms of this Agreement.

(f) *Waiver*. Either party's failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, nor prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and shall not constitute a waiver of either party's right to assert any other legal remedy available to it. No waiver of any provision hereof shall be effective except in writing and signed by the party against which such waiver is to be enforced, and no waiver shall constitute a future waiver

except as expressly provided in such waiver.

(g) *Further Assurances*. Purchaser shall execute any documents or instruments necessary or reasonably desirable in the view of the Company to carry out the purposes or intent of this Agreement.

(h) *Survival*. Notwithstanding anything to the contrary herein, Sections **Error! Reference source not found.** through 5 of this Agreement shall survive consummation of the transactions contemplated hereby.

(i) *Severability*. Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

(j) *Arbitration.* Any and all controversies, claims or disputes with anyone (including the Company and any employee, officer, director, stockholder or benefit plan of the Company, in its capacity as such or otherwise) arising out of, relating to or resulting from this Agreement, including any breach of this Agreement, shall be subject to binding arbitration to be held in the State of Delaware and administered by the American Arbitration Association ("**AAA**") in accordance with the AAA's rules then in effect for the resolution of commercial disputes (the "**Rules**") and Delaware law. Disputes which Purchaser agrees to arbitrate, and thereby AGREE TO WAIVE ANY RIGHT TO A TRIAL BY JURY, include any statutory claims under state or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967 and the Older Workers Benefit Protection Act. This agreement to arbitrate applies to any disputes the Company may have with Purchaser.

(k) *Reliance on Counsel and Advisors.* Purchaser acknowledges that he or she has had the opportunity to review this Agreement, including all attachments hereto, and the transactions contemplated by this Agreement with his or her own legal counsel, tax advisors and other advisors. Purchaser is relying solely on his or her own counsel and advisors and not on any statements or representations of the Company or its agents for legal, tax or other advice with respect to this investment or the transactions contemplated by this Agreement. Purchaser is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else.

(l) *Counterparts.* This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages shall be binding originals.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

**CROWDPOINT TECHNOLOGIES, INC.**

By: ______________________________

Name: ______________________________

Title: ______________________________

**PURCHASER:**

**[•]**

By: ______________________________

Name: ______________________________

Number of Tokens: ______________________________

Purchase Price: ______________________________

Schedule I

**Total Purchase Amount in USD: ____________________________________**

For Company tracking purposes, please complete the table below to indicate sources of the Total Purchase Amount.

| **Wallet Public Addresses** | **Purchase Amount Contributed From Each Wallet** |
|---|---|
| | |
| | |
| | |
| | |
| | |
| **Total Wallet Sources of Purchase Amount:** | |

| **Other Sources of Purchase Amount** | **Purchase Amount Contributed From Other Sources** |
|---|---|
| | |
| | |
| | |
| **Total Other Sources of Purchase Amount:** | |

Please provide a wallet public address at which to receive Tokens from the Token Sale (if not provided at time of Purchase Agreement execution, must be provided to Company before automatic exercise of the Right under the Purchase Agreement):

| | |
|---|---|
| **Wallet Public Address at Which to Receive Tokens** | |

| **ESTIMATED TOKENS (assumes a $____ USD per Token Price)** | |
|---|---|
| | |
| Estimated Total Tokens | |

## Exhibit A

## INVESTMENT REPRESENTATION STATEMENT

1. Purchasing for Own Investment. Purchaser is purchasing the Tokens solely for investment purposes, and not for further distribution. Purchaser's entire legal and beneficial ownership interest in the Tokens is being purchased and shall be held solely for Purchaser's account, except to the extent Purchaser intends to hold the Tokens jointly with Purchaser's spouse. Purchaser is not a party to, and does not presently intend to enter into, any contract or other arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of any of the Tokens. Purchaser's investment intent is not limited to its present intention to hold the Tokens for the minimum capital gains period specified under any applicable tax law, for a deferred sale, for a specified increase or decrease in the market price of the Tokens, or for any other fixed period in the future.

2. Qualified Purchaser. The Purchaser represents that it is a "Qualified Purchaser", meaning Purchaser is either (i) an "***Accredited Investor***" within the meaning of Rule 501 under the Securities Act of 1933 (the "***Securities Act***") in accordance with Attachment 1 to Exhibit B, (ii) a Non-US Person within the meaning of Regulation S, or (iii) a non-accredited investor and the Purchaser's investment in the Tokens is within the limitations set forth in Section 4(a)(6) of Regulation CF. Purchaser agrees to provide the Company with any information requested by it in order to confirm his/her/its purchaser suitability, including but not limited to financial information and residency information and any information required by applicable "know your customer" or "anti-money laundering" laws and regulations, as they may be promulgated from time to time.

3. Ability to Protect Own Interests. Purchaser can properly evaluate the merits and risks of an investment in the Tokens and can protect its own interests in this regard, whether by reason of Purchaser's own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom Purchaser has consulted, or Purchaser's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

4. Economic Risk. Purchaser realizes that the receipt of the Tokens involves a high degree of risk, and that the Company's future prospects are uncertain. Purchaser is able to hold the Tokens indefinitely if required, and is able to bear the loss of its entire investment in the Tokens.

5. Restricted Securities. Purchaser understands that the Tokens, as long as they are considered as securities, they should be treated as "restricted securities" in that the sale of the Tokens has not been registered under the Securities Act in reliance upon an exemption for non-public offerings. In this regard, Purchaser also understands and agrees that: (a) Purchaser must hold the

Tokens for a period of not less than twenty-four (24) months, unless any subsequent proposed resale is registered under the under the Securities Act of 1933, as amended (the "**Securities Act**"), or unless an exemption from registration is otherwise available (such as Rule 4(a)(6) or 144) and the Company permits such resale and (b) the Company is under no obligation to register any subsequent proposed resale of the Tokens.

6. Purchaser has full legal capacity, power and authority to execute and deliver this Agreement and to perform his/her/its obligations hereunder. If Purchaser is an individual, Purchaser is at least 18 years old and is of legal age to enter into this Agreement in the jurisdiction in which s/he resides. This Agreement constitutes a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application to or affecting the enforcement of creditors' rights generally and general principles of equity.

7. Purchaser acknowledges that s/he/it has had access, during the course of the transactions and prior to its purchase of the Right under this Agreement, to all such information as s/he/it deemed necessary or appropriate (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) and that s/he/it has had, during the course of the transactions and prior to its purchase of the Right, the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the transactions contemplated by this Agreement and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to Purchaser or to which Purchaser had access. Purchaser agrees and acknowledges that s/he/it has had an opportunity to review the proposed functionality of the Token and has read and understood the Company's materials describing the Company and the Token, including the White Paper and the non-exhaustive indicative list of risk factors contained in the Offering Documents, potential Token Sale, the Company's developing platform and this Agreement.

8. The Purchaser understands and expressly accepts that the Tokens will be created and delivered to the Purchaser at the sole risk of the Purchaser on an "AS IS" and "UNDER DEVELOPMENT" basis. The Purchaser understands and expressly accepts that the Purchaser has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE PURCHASER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

9. Purchaser has complied with all applicable import, re-import, export, re-export control, anti-money laundering laws, regulations guidance and programs, including the Export Administration Regulations, International Traffic in Arms Regulations, the USA Patriot Act of 2001, the Bank Secrecy Act and OFAC Regulations or similar governmental laws or regulations in other countries. Purchaser is solely responsible for compliance related to its purchase of the Right.

10. Purchaser has such knowledge, skill and experience in business, financial and investment matters that Purchaser is capable of evaluating the merits and risks of an investment in the Rights/Tokens under the Agreement. With the assistance of Purchaser's own professional advisors, to the extent that Purchaser has deemed appropriate, Purchaser has made his/her/its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Rights/Tokens under the Agreement and the consequences of this Agreement. Purchaser has considered the suitability of the Right under the Agreement as an investment in light of his/her/its own circumstances and financial condition and Purchaser is able to bear the risks associated with an investment in the Rights/Tokens under the Agreement and his/her/its authority to invest in the Rights/Tokens under the Agreement.

11. Purchaser acknowledges that s/he/it is not relying on (and will not at any time rely on) the Company, any affiliate of the Company, any representative of any of the foregoing, or any other person, firm or corporation in making his/her/its decision to enter into this Agreement and to purchase the Right under this Agreement, it being understood that information and explanations related to the terms and conditions of the Rights/Tokens under the Agreement and the Offering Documents shall not be considered investment advice or a recommendation to purchase the Rights/Tokens under the Agreement. Purchaser confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Rights/Tokens under the Agreement or (ii) made any representation to Purchaser regarding the legality of an investment in the Rights/Tokens under the Agreement under applicable legal investment or similar laws or regulations. In deciding to enter into the Agreement and to purchase the Rights/Tokens under the Agreement, Purchaser is not relying on the advice or recommendations of the Company and Purchaser has made its own independent decision that the investment in the Rights/Tokens under the Agreement is suitable and appropriate for Purchaser.

12. Purchaser represents that s/he/it is not a citizen or resident of, not located in or have a primary residence or domicile in the People’s Republic of China, in a country subject to sanctions under OFAC Regulations, a person subject to sanctions under OFAC Regulations or in any jurisdiction in which access to or use of cryptocurrency or digital tokens is prohibited by law, decree, regulation, treaty or administrative act.

13. Purchaser does not intend to hinder, delay or defraud the Company or any other holders of Rights or eventual Tokens or engage in any illegal conduct or unlawful activity in relation to money laundering, receiving the proceeds of drug trafficking or terrorist activities or receiving the proceeds of criminal activities, terrorist activities or trading with such countries as might from time to time be subject to any embargo imposed by the Security Council of the United Nations, the European Union, the United States or in any other place in the world.

14. Purchaser will not and may not assign or transfer this Agreement (including by operation of law, by merger or otherwise) or sell, delegate or sublicense any of its Rights under this Agreement without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws.

15. Purchaser understands that Purchaser has no right against the Company or any other Person except in the event of the Company's breach of this Agreement or intentional fraud. PURCHASER AGREES THAT COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO COMPANY PURSUANT TO THIS AGREEMENT. NEITHER COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS AGREEMENT.

16. Purchaser agrees and acknowledges that other than the right to use a Token and receive the rights set forth herein, the Token will not grant Purchaser any:

a. ownership rights in the Company or CrowdPoint;

b. return on investment from a future issuance of a Token;

c. debt or other liability or obligation of the Company; or

d. any other express or implied rights, including without limitation any intellectual property rights, income, profit, dividend, capital equity, royalties, or any economic, governance, decision-making or voting rights related to the Company or any other entity in a corporate capacity.

11. Purchaser agrees and acknowledges that if s/he/it is sending the Purchase Amount using cryptocurrency rather than fiat:

(a) s/he/it may not send any portion of the Purchase Amount directly from a wallet public address that is provided by a cryptocurrency exchange service provider;

(b) her/his/its wallet public address can technically support ERC20 tokens;

(c) s/he/it is responsible for ensuring that the wallet public address listed on the signature page to receive Tokens is fit to receive Tokens and handle any return or refund functions, which are ERC20 tokens; and

(d) any failure to comply with these requirements may lead to loss of all or a portion of the Purchase Amount.

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**EXHIBIT F**

*Video Transcript*